CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY MAY 8, 2014

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Metropolitan Centre, 333 - 4th Avenue S. W., in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 8, 2014, at 3:00 o'clock in the afternoon (MDT) for the following purposes:

1. To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ended December 31, 2013;

2. To elect Directors for the ensuing year;

3. To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;

4. To vote, on an advisory basis, on the Corporation's approach to executive compensation as described in the Information Circular accompanying this Notice of Meeting; and

5. To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 19, 2014 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 8TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY MAY 8, 2014.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with 2013 proxy solicitation material.

DATED at Calgary, Alberta, this 19th day of March 2014.

BY ORDER OF THE BOARD OF DIRECTORS

Bruce E. McGrath
Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED
(the "CORPORATION")

INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL MEETING
OF SHAREHOLDERS

TO BE HELD ON THURSDAY MAY 8, 2014 AT 3:00 P.M. (MDT)

AT THE METROPOLITAN CENTRE
333 - 4ᵀᴴ AVENUE S. W. CALGARY, ALBERTA

Contents of This Information Circular

Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2013, the reported Bank of Canada noon rate for one Canadian dollar was U.S. $0.9402 and Pound Sterling was £0.5673. On December 31, 2013, the reported Bank of Canada noon rate for one U.S. dollar was Canadian $1.0636 and for one pound sterling was $1.7627.

I. INFORMATION ON ITEMS TO BE ACTED UPON

SOLICITATION OF PROXIES

This Information Circular (the "Circular") is furnished in connection with **THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED** (the "Corporation" or "Canadian Natural") for use at the 2014 Annual General Meeting of the Shareholders of the Corporation.

The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation.

Except as otherwise stated, the information contained herein is given as of March 19, 2014.

INFORMATION CONCERNING VOTING

Where and When the Meeting Will Be Held

The 2014 Annual General Meeting of the Shareholders of the Corporation will be held at the Metropolitan Centre, 333 - 4th Avenue S.W. in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 8, 2014 at 3:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

Quorum for the Meeting

Holders of five percent of the outstanding common shares of the Corporation entitled to vote, present at the Meeting in person or by proxy, will constitute a quorum for the Meeting.

Who Can Vote at the Meeting

Anyone who holds common shares of the Corporation as a registered shareholder or a beneficial shareholder on March 19, 2014 (the "Record Date") is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 8, 2014 or any adjournment of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the common shares and not later than 5 days before the Meeting you request your name be included on the list of shareholders entitled to vote at the Meeting.

You as a shareholder have the right to designate a person or company (who need not be a shareholder of the corporation) other than N. Murray Edwards and Steve W. Laut, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy

Voting as a Registered Shareholder

A registered shareholder is a shareholder who has a share certificate registered in their name. If you are a registered shareholder, you can attend the Meeting and vote in person, or, appoint someone to vote at the Meeting on your behalf in the manner described above.

Voting by proxy can be done in one of the following ways; 1) by mailing or personally delivering the completed form of proxy enclosed with this Information Circular to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the form of proxy; or, 3) by internet by accessing the website address specified in the form of proxy.

Voting as Beneficial Shareholder

A non-registered shareholder (a beneficial shareholder) is a shareholder who has their shares held by an intermediary such as a broker, dealer, trustee or financial institution.

If you are a beneficial shareholder and you wish to have your shares voted at the Meeting, you must provide instructions to the intermediary who is holding your shares on how you want your shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instruction by calling a toll free number or by internet by accessing the website address indicated on the Voting Instruction Form and following the instructions.

If you wish to vote in person at the Meeting, insert your name in the space provided on the Voting Instruction Form provided to you and sign and return it in accordance with the instructions provided. Do not otherwise complete the form, as you will be voting at the Meeting. When you arrive at the Meeting please register at the registration table.

In any case DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your shares at the Meeting.

How Your Shares Will Be Voted

Your shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxy holder is one designated by us, and no voting instructions have been specified by you, your shares will be voted in favour of the persons nominated by management for election as directors, in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration, and, on the advisory vote, in favour of the Corporation's approach to executive compensation.

The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the notice but if the other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote such proxy according to their best judgment.

Changing Your Vote

If you are a registered shareholder and change your mind on how you want your shares voted, or, you decide to attend the Meeting and vote in person, you can revoke your proxy by personally attending at the Meeting and voting your shares, or, depositing another form of proxy with a later date. You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment; or, (b) depositing written notice with the Chair of such Meeting on the day of the Meeting prior to its commencement or adjournment.

The written notice revoking your proxy can be from you or your attorney, provided they have your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

If you are a beneficial shareholder follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above. Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.

You May Receive More than One Set of Voting Materials

You may receive more than one set of voting materials, including multiple copies of this Information Circular and multiple proxy or Voting Instruction Forms if you hold your shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold shares. If you are a registered holder of record and you hold your shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction Form you receive, or you may cast your vote by telephone or internet by following the instructions on each form of proxy or Voting Instruction Form.

How the Votes are Counted

As a shareholder you are entitled to one vote for each Common Share you hold as at March 19, 2014 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or, (iii) it is required by law.

If You Have Other Questions

If you are a registered shareholder and have any questions regarding the Meeting or require any assistance in completing the form of proxy, contact the Corporation's transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.

If you are a beneficial shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form.

NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF

March 19, 2014 is the record date for determination of holders of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that they own such shares and requests not later than 5 days before the Meeting that their name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

As at March 19, 2014 the Corporation has 1,091,482,358 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation.

BUSINESS OF THE MEETING

Shareholders will be addressing four items at the Meeting:

(1) Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2013.

(2) Electing the directors of the Corporation to serve until the next annual meeting of shareholders.

(3) Appointing the Auditors of the Corporation to serve until the next annual meeting of shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors remuneration.

(4) Conducting an advisory vote on the Corporation's approach to executive compensation.

Shareholders will also consider other business that may properly be brought before the Meeting.

RECEIVING THE ANNUAL REPORT

Copies of the Annual Report will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation's website at www.cnrl.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. As a shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation's independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

ELECTION OF DIRECTORS

The affairs of the Corporation are managed by a board of directors who are elected annually at each Annual General Meeting of Shareholders. Directors are elected to hold office until the next Annual General Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual General Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors. Shareholders will be asked to elect 12 directors at the Meeting of which 9 nominees out of 12 (75%) are independent. All of the nominees are currently Directors who were elected at the Annual General Meeting of shareholders held on May 2, 2013. Each director nominee received a vote greater than 90% in favour of their election at the May 2, 2013 meeting. The detailed vote results are available on the SEDAR website at www.sedar.com.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee, if applicable; other public company directorships held by the Nominee, if any; the date the Nominee was first elected, or appointed a director; the number and market value of the Common Shares and/or Deferred Share Units ("DSUs") of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 19, 2014; whether each Director meets the mandatory share ownership level; whether each Director is independent or non-independent; and, in the case of director nominees who are members of management, the number of stock options held. Refer to page A-6 for additional information on the level of experience reflected on the Board.

Majority Voting for Directors

In accordance with the Corporation's majority voting policy for directors, any Nominee in an uncontested election who receives a greater number of shares withheld than shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The majority voting policy does not apply if there are contested director elections.

Catherine M. Best, FCA, ICD.D (age 60) Calgary, Alberta Canada Director since November 2003 Independent	Ms. C. M. Best is a corporate director. Until May 2009 she served as Interim Chief Financial Officer of Alberta Health Services which was formed in 2008 when the Alberta government consolidated all of the health regions of the province under one board. Prior to that Ms. C. M. Best was Executive Vice-President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. The Calgary Health Region was one of the largest fully integrated, publicly-funded health care systems in Canada and served a region of over 1.2 million people with integrated health care services including hospital care, community health, mental health, public health, and long-term health. Prior to 2000 she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000. She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C. M. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009 and is a member of the Board of the Alberta Children's Hospital Foundation, the Calgary Foundation, The Wawanesa Mutual Insurance Company, The Wawanesa Life Insurance Company, Wawanesa General Insurance Company and serves as a volunteer member of the Audit Committee of the Calgary Stampede and of the Audit Committee of the University of Calgary. Other public company board of directors Ms. C. M. Best currently serves on are Superior Plus Corporation, AltaGas Ltd. and Aston Hill Financial Inc.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Audit (Chair) Compensation	7 of 7 5 of 5 8 of 8	100% 100% 100%	100%	Common Shares 27,988/$1,145,829	Meets Ownership Requirements?
					Exceeds

N. Murray Edwards (age 54) Calgary/Banff, Alberta Canada Chairman of the Board Director since September 1988 Non-independent (Management)	Mr. N. M. Edwards is owner and President, Edco Financial Holdings Ltd. a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto he was a partner of the law firm Burnet, Duckworth and Palmer in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto. Mr. N. M. Edwards is a member of the Canadian Council of Chief Executives and is on the Board of Directors of the C. D. Howe Institute. Mr. N. M. Edwards is Chairman of and serving on the board of directors of both Ensign Energy Services Inc. and Magellan Aerospace Corporation, both publicly traded companies.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Reserves	7 of 7 3 of 3	100% 100%	100%	Common Shares 22,800,928/$933,469,992 Stock Options 2,050,000	Meets Ownership Requirements? Exceeds

Timothy W. Faithfull (age 69) Oxford, United Kingdom Director since November 2010 Independent	Mr. T. W. Faithfull is an independent businessman and corporate director. Until July 2003, when he retired, he was President and Chief Executive Officer of Shell Canada Limited. He joined the Royal Dutch Shell Group of companies in 1967 and throughout his 36 year international career with them he held ever increasing senior positions including Vice-President Crude Oil Shell International Trading and Shipping Company from 1993 to 1996 and Chairman and CEO Shell Companies in Singapore from 1996 to 1999 before culminating in his appointment as President and Chief Executive Officer of Shell Canada Limited. Between 1999 and July 2003 he also served on the boards of the Calgary Health Trust and Epcor Centre for the Performing Arts and is Chairman of the Starehe Endowment Fund in the UK and a Council Member of the Canada-UK Colloquia. Mr. T. W. Faithfull holds Master of Arts from the University of Oxford (Keble College) (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program). He is on the board of directors of Shell Pension Trust Limited, LIFFE Administration and Management, and ICE Futures Europe, all of which are non-public companies and he is a former director of Canadian Pacific Railway and Enerflex Systems Income Fund. Other public company board of directors Mr. T. W. Faithfull currently serves on are TransAlta Corporation and AMEC plc where he is the Senior Independent Director.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Audit Health, Safety and Environmental	7 of 7 5 of 5 4 of 4	100% 100% 100%	100%	Common Shares 9,000/$368,460 DSU 13,000/$532,220	Meets Ownership Requirements? Exceeds

| Honourable Gary A. Filmon P.C., O.C., O.M. (age 71) Winnipeg, Manitoba Canada Director since February 2006 Independent | The Honourable G. A. Filmon is a corporate director. Previously he was a consulting engineer for five years and President of Success/Angus Commercial College for eleven years. He served in public office for over 20 years becoming Premier of Manitoba in 1988 until 1999, retiring from public office in 2000. He also served as a member and Chair of Canada's Security and Intelligence Review Committee from 2001 to 2010. He has received numerous community achievement awards and in 2009 was a recipient of the Order of Canada. Mr. G. A. Filmon holds both a Masters and Bachelor of Science degree in Civil Engineering from the University of Manitoba.

Other public company board of directors Mr. G. A. Filmon currently serves on are MTS Allstream Inc., Arctic Glacier Income Trust and Exchange Income Corporation. |

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Audit Nominating and Corporate Governance	7 of 7 5 of 5

2 of 2 | 100% 100%

100% | 100% | Common Shares 15,263/$624,867 DSU 19,010/$778,269 | Meets Ownership Requirements?

Exceeds |

| Christopher L. Fong (age 64) Calgary, Alberta Canada Director since November 2010 Independent | Mr. C. L. Fong is a corporate director. Until his retirement in May 2009 he was Global Head, Corporate Banking, Energy with RBC Capital Markets. Prior thereto between 1974 and September 1980 Mr. C. L. Fong worked as a petroleum engineer and as corporate planning analyst in the oil and gas industry. He was appointed Advisor to the Alberta Department of Energy's Competitive Review process in 2009. He has served as Chair of EducationMatters, Calgary's Public Education Trust and as a governor of Honen's, an International Piano Competition. He is past Chair of UNICEF Canada. Mr. C. L. Fong graduated from McGill University with a Bachelor of Chemical Engineering and has post graduate courses in Finance, Economics and Accounting from McGill University and University of Calgary. He sits on the Petroleum Advisory Committee of the Alberta Securities Commission.

Other public company board of directors Mr. C. L. Fong currently serves on are Anderson Energy Ltd. and Computer Modelling Group Ltd. |

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Health, Safety and Environmental Reserves	7 of 7 4 of 4 3 of 3	100% 100% 100%	100%	Common Shares 13,000/$532,220	Meets Ownership Requirements?

Minimum Ownership Required by November 2015 |

| Ambassador Gordon D. Giffin (age 64) Atlanta, Georgia U.S.A. Director since May 2002 and Lead Director since May 2012 Independent | Ambassador G. D. Giffin has been a Senior Partner with McKenna Long & Aldridge LLP a law firm based in Washington, D.C. and Atlanta, Georgia since 2001. Prior thereto he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 20 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law.

Other public company boards of directors Ambassador G. D. Giffin is currently serving on are Canadian National Railway Company, Canadian Imperial Bank of Commerce, Element Financial Corporation, Just Energy Corp. and TransAlta Corporation. |

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Audit Nominating and Corporate Governance (Chair)	7 of 7 5 of 5

2 of 2 | 100% 100%

100% | 100% | Common Shares 54,856/$2,245,805 | Meets Ownership Requirements?

Exceeds |

Wilfred A. Gobert (age 66) Calgary, Alberta Canada Director since November 2010 Independent	Mr. W. A. Gobert is an independent businessman. Until his retirement in 2006, he was Vice-Chair of Peters and Co. Limited a position he held since 2002 and was a member of its Board of Directors and its Executive Committee. Prior thereto he joined Peters & Co. Limited in 1979 as Managing Director, Research and throughout his career at the firm his responsibilities included research analysis of integrated oil companies and oil and gas producers. Throughout the 1990s and early 2000s he consistently ranked among the top ten rated analysts in the annual survey of oil industry analysts in Canada. Mr. Gobert received an MBA degree from McMaster University as well as Bachelor Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation. He sits on a number of not-for-profit boards and is Senior Fellow, Energy Studies, Centre for Energy Policy Studies with The Fraser Institute and Chairman of the Board of Calgary Economic Development. Other public company boards of directors Mr. W. A. Gobert is currently serving on are Gluskin Sheff & Associates, Trilogy Energy Corp. and Manitok Energy Inc.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Compensation Nominating and Corporate Governance	7 of 7 7 of 8 2 of 2	100% 88% 100%	94%	Common Shares 34,500/$1,412,430	Meets Ownership Requirements? Exceeds

Steve W. Laut (age 56) Calgary, Alberta Canada President Director since August 2006 Non-independent (Management)	Mr. S. W. Laut has been President of the Corporation since 2005. Prior thereto, he joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed to positions of increasing responsibility as Vice-President, Operations in 1996; Executive Vice-President, Operations in 2001; Chief Operating Officer in 2003; and, President in 2005. He has been instrumental in contributing to the Corporation's growth and success during his tenure. Mr. S. W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geoscientists of Alberta ("APEGA"). Mr. S. W. Laut does not hold any other public company board memberships.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Health, Safety and Environmental	7 of 7 4 of 4	100% 100%	100%	Common Shares 2,212,168/$90,566,158 Stock Options 2,000,000	Meets Ownership Requirements? Exceeds

Keith A. J. MacPhail (age 57) Calgary, Alberta Canada Director since October 1993 Non-independent (Brother-in-law to the former Chairman of the Board)	Mr. K. A. J. MacPhail has been Executive Chairman of Bonavista Energy Corp. since November 2012 and prior thereto, Chairman and CEO of Bonavista since 1997. He is also Chairman of NuVista Energy Ltd. a crude oil and natural gas exploration, development and production company in Canada since 2003. Prior thereto he was Executive Vice-President and Chief Operating Officer of the Corporation until 1997 when he resigned to lead Bonavista Petroleum Limited, a publicly traded oil and natural gas exploration company which was later converted into an income trust under the name Bonavista Energy Trust in 2003. Due to changes in the Canada Income Tax Act that became effective January 1, 2011 governing trusts, Bonavista Energy Trust was converted into Bonavista Energy Corporation. Mr. K. A. J. MacPhail holds a Bachelor of Science degree in Petroleum Engineering from the Montana College of Mineral Science and a diploma in Petroleum Engineering Technology from the Southern Alberta Institute of Technology and is a member of the Association of Professional Engineers and Geoscientists of Alberta ("APEGA").
	Other public company board of directors Mr. K. A. J. MacPhail is currently serving on are Bonavista Energy Corporation and NuVista Energy Ltd.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Health, Safety and Environmental Reserves	6 of 7 4 of 4 3 of 3	86% 100% 100%	93%	Common Shares 222,619/$9,114,022	Meets Ownership Requirements?
					Exceeds

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. (age 66) Cap Pelé, New Brunswick Canada Director since August 2006 Independent	Mr. F. J. McKenna is the Deputy Chair of TD Bank Group. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006, Counsel to Atlantic Canada law firm McInnes Cooper from 1998 to 2005, and Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.
	Other public company board of directors Mr. F. J. McKenna is currently serving on are Brookfield Asset Management Inc.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Compensation (Chair) Nominating and Corporate Governance	7 of 7 8 of 8 2 of 2	100% 100% 100%	100%	Common Shares 17,064/$698,600 DSU 19,010/$778,269	Meets Ownership Requirements?
					Exceeds

Dr. Eldon R. Smith, O.C., M.D. (age 74) Calgary, Alberta Canada Director since May 1997 Independent	Dr. E. R. Smith has been President of Eldon R. Smith & Associates Ltd. since 2001, a private healthcare consulting company. He is Emeritus Professor of Medicine and Former Dean, Faculty of Medicine, University of Calgary from 1980 until his retirement in 2004. He is a Fellow in several health professional organizations including the Royal College of Physicians and Surgeons of Canada; the American Heart Associations; the Canadian Academy of Health Sciences, the International Academy of Cardiovascular Sciences and is a Life Member of the Canadian and Alberta Medical Associations. Dr. E. R. Smith is also an Officer of the Order of Canada and holds a Doctor of Medicine degree from Dalhousie University.
	Other public company board of directors Dr. E. R. Smith is currently serving on are Intellipharmaceutics International Inc., Resverlogix Corp., and Aston Hill Financial Inc.

Board/Committee Membership	Meeting Attendance		Total	Securities held/market value of Common Shares	
Board of Directors Compensation Health, Safety and Environmental (Chair)	7 of 7 8 of 8 4 of 4	100% 100% 100%	100%	Common Shares 84,904/$3,475,970 DSU 13,000/$532,220	Meets Ownership Requirements?
					Exceeds

David A. Tuer (age 64) Calgary, Alberta Canada Director since May 2002 Independent	Mr. D. A. Tuer is Vice-Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd. and also a private oil and gas exploration company from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. D. A. Tuer also served as Executive Vice-Chairman, BA Energy Inc. from 2005 until 2008 when it was acquired by its parent company Value Creation Inc. through a Plan of Arrangement and which until recently was engaged in the development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D. A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is serving on the board of directors of Altalink Management LLP, a private limited partnership.			
Board/Committee Membership	**Meeting Attendance**		**Total**	**Securities held/market value of Common Shares**
Board of Directors Audit Reserves (Chair)	7 of 7 5 of 5 3 of 3	100% 100% 100%	100%	Common Shares 64,508/$2,640,958	Meets Ownership Requirements?
					Exceeds

Additional Disclosures Relating to Directors

Ambassador G. D. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U. S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") with the Superior Court of Quebec in Canada.

Mr. Gary A. Filmon is a Trustee of Arctic Glacier Income Fund which on February 22, 2012 applied for and was granted by the Manitoba Court of Queen's Bench, protection under the CCAA. Under CCAA protection the operating assets of the Fund were sold and the Fund is currently undergoing the process of being wound up and distributing the remaining assets, after all claims have been settled, to the unit holders.

Mr. Keith A. J. MacPhail was formerly a director of The Resort at Copper Point (a real estate development company) which was placed in receivership in 2009.

Meetings of the Board of Directors and its Committees During 2013

The individual meeting attendance record at Board and committee meetings for 2013 for each of the Directors is included in the table above. The overall average meeting attendance rate at all Board and committee meetings held in 2013 was 99%.

Mandatory Share Ownership

The Board believes that in order to better align the interests of the directors and the executive officers with those of the Corporation's shareholders, share ownership by the directors and executive officers is desirable. Non-management directors are required to acquire and hold Common Shares and/or DSUs of the Corporation within five (5) years from the date of the director's appointment to the Board equal to a minimum aggregate market value of $540,000, being three times the annual retainer fee paid to directors. The number of Common Shares and DSUs held by each Director and their respective market value as of the date of this Information Circular is reported in the table above.

Directors are required to confirm annually for the Corporation's Information Circular their Common Share and DSU ownership position which is reported in the table above for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that it has not been hedged against declines in the value of the Common Shares or otherwise sold.

DIRECTOR COMPENSATION

With the exception of the fees paid to the Lead Director, which are determined by the Compensation Committee and approved by the Board, the Nominating, Governance and Risk Committee reviews the fees paid to the directors to ensure the fees are reasonable and competitive. The Corporation pays compensation comprised of cash and Common Shares of the Corporation to its non-management directors in their capacity as directors. In 2013 the Nominating, Governance and Risk Committee reviewed the fees paid to directors and recommended to the Board, the fees be adjusted to remain comparable with fees paid by companies of similar size and complexity. The Board approved the recommended fee adjustment and the new fees became effective May 3, 2013. Prior to this the fees had not been adjusted since 2009. The following table shows the directors fees both before and after the adjustment approved by the Board.

Annual Retainer Fees[1]	Previous Fee (in effect since 2009)	Current Fee (effective May 2013)
Board Member	$40,000 4,000 common shares[2]	$50,000 4,000 common shares[2]
Committee Member	$4,500	$5,000
Committee Chair	$7,500	$10,000
Audit Committee Chair	$15,000	$25,000
Compensation Committee Chair	$7,500	$15,000
Lead Director	$15,000	$25,000
Per Meeting Fees Attended in person	$1,500	$1,500
Attended by telephone unless meeting called by telephone	$1,500	$1,000
Time and travel fee for a director whose principal residence is out of province and attends meetings in person.	$4,000 per round trip	$4,000 per round trip

(1)   Retainer fees can be taken as DSUs which are redeemed for cash after the director leaves the Board. Messrs. T. W. Faithfull, G. A. Filmon, F. J. McKenna and E. R. Smith are participants in the DSU plan.

(2)   Shares are purchased on the Toronto Stock Exchange

There are no vesting or hold restrictions on the shares purchased as part of director's fees except to the extent required to be in compliance with the share ownership threshold for directors under the share ownership guidelines of the Corporation. Fees paid are inclusive of the time required preparing for Board or committee meetings.

The DSUs are included in the share ownership requirements for a Director.

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer, meeting fees or other form of director fees are paid to such directors. The compensation paid to Messrs. N. M. Edwards and S. W. Laut is reported in the Summary Compensation Table for Named Executive Officers on page 32. Fees paid to non-management directors for 2013 are reported in the table below.

Name	Fees Earned ($)	Share Based Awards ($)	Option Based Awards ($)	Common Share Retainer ($)[(1)(2)]	Pension Value	All Other Compensation ($)[(3)]	Total ($)
C. M. Best	103,167	—	—	133,227	—	—	236,394
T. W. Faithfull	80,333	—	—	133,227	—	16,000	229,560
G. A. Filmon	77,333	—	—	133,227	—	16,000	226,560
C. L. Fong	76,833	—	—	133,227	—	—	210,060
G. D. Giffin	103,334	—	—	133,227	—	16,000	252,561
W. A. Gobert	81,833	—	—	133,227	—	—	215,060
K. A.J. MacPhail	75,333	—	—	133,227	—	—	208,560
F. J. McKenna	89,500	—	—	133,227	—	16,000	238,727
E. R. Smith	89,167	—	—	133,227	—	—	222,394
D. A. Tuer	83,167	—	—	133,227	—	—	216,394

(1) The amount shown represents the cost of 4,000 common shares purchased on TSX as the equity portion of the 2013 fees paid to directors.

(2) Messrs. T. W. Faithfull, G. A. Filmon, F. J. McKenna and E. R. Smith participate in the DSU Plan and receive the equivalent number of DSUs in lieu of shares for the equity portion of directors' fees which are given the same value as the Common Shares purchased for the other directors.

(3) The amount shown was paid to the director whose principal place of residence is out of province and who attended meetings in person in 2013.

APPOINTMENT OF AUDITORS

The Board of Directors of the Corporation upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at a remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2014 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation's independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for two years.

The Audit Committee of the Board of Directors in 2013 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's consolidated financial statements and internal controls over financial reporting, reviews of the Corporation's quarterly unaudited consolidated financial statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC's accounting literature library.

Fees Accrued to Auditors PricewaterhouseCoopers LLP

Services	Fiscal 2013	Fiscal 2012
Audit	$3,032,000	$2,723,000
Audit Related	212,000	183,000
Tax Related	478,000	481,000
Other	73,000	9,000
Total Accrued Fees	$3,795,000	$3,396,000

Additional disclosure regarding the Audit Committee and its members is contained in the Corporation's Annual Information Form under Audit Committee Information.

NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Corporation is providing shareholders with a third non-binding advisory vote on its approach to executive compensation ("Say-On-Pay"). Our compensation policies and procedures are centered on a pay for performance philosophy and aligned with the long term interests of our shareholders. In deciding how to vote on this proposal, the Compensation Committee urges you to consider the factors below which are more fully discussed in the "Compensation Discussion and Analysis" beginning on page 15.

Our compensation programs are designed to:

• Reward creation of long-term shareholder value.

• Reflect short-, mid- and long-term corporate performance.

• Maintain an appropriate balance between base salary and short-term and long-term incentive opportunities, with a distinct emphasis on compensation that is "at risk".

• Be competitive, so as to attract and retain talented individuals.

• Assure the perquisites are modest and support the Corporation's business.

We believe that our compensation program, with its balance of base salary, short-term incentives comprised of annual cash incentive awards and long-term incentives comprised of stock options (of which only 9% of all stock options granted in 2013 were awarded to the Named Executive Officers) and Performance Share Units, rewards sustained performance that is aligned with long-term shareholder interests. Notably the Corporation does not have:

• Employment contracts with any of its Named Executive Officers or other executives.

• Separate change-of-control agreements.

• Executive retirement plans.

In addition, the Corporation has in place policies to mitigate compensation risk management such as mandatory share ownership requirements (which all Named Executive Officers exceed), anti-hedging policies for directors and officers, and a clawback policy.

Although this is an advisory vote, and the results will not be binding on the Compensation Committee or the Board of Directors, the results of the vote will be taken into consideration by the Compensation Committee in determining its approach to executive compensation in the future. **The Board of Directors unanimously recommends that you vote in favour of the proposed resolution on the Corporation's approach to executive compensation.** The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.

Shareholders will be asked at the Meeting to approve the following resolution:

"RESOLVED that on an advisory basis and not to diminish the role and responsibilities of the Board of Directors or that of the Compensation Committee, the shareholders accept the approach to executive compensation as described in the Compensation Discussion and Analysis section of the Information Circular dated March 19, 2014 and delivered in advance of the 2014 Annual General Meeting of Shareholders."

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

II. INFORMATION RESPECTING THE CORPORATION

LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE

Dear Fellow Shareholders:

We are pleased to provide you Canadian Natural's Compensation Discussion and Analysis which we trust will assist you in understanding the Corporation's compensation philosophy and practices. We hope it will also give you more insight into your company's corporate culture — one of entrepreneurialism and focus on value-creation — as this culture has been a key element of our success.

The Committee took into consideration the result of the say-on-pay vote cast by you in 2013 and solicited input from shareholders, representing approximately half our outstanding shares, to get specific feedback. We have responded to that feedback with the following actions:

- Enhanced disclosure of our structured approach to compensation while retaining Committee judgment over the outcomes.
- Incorporated more meaningful disclosure of the performance metrics used to measure corporate performance against established targets.
- Engaged an independent compensation consulting firm, Hugessen Consulting Inc. ("Hugessen"), who meets independently with the Committee, and provides the Committee with input on the design competitiveness and disclosure of certain elements of the Corporation's compensation program.

The Committee also fulfilled its mandate as outlined in its charter on page A-4 including the following:

- With respect to compensation for the Named Executive Officers ("NEOs") we reviewed and approved the 2013 bonus program and bonuses awarded for 2013 performance and in doing so we:

  (i) adopted a more structured approach from past years in establishing the total compensation to be paid;
  (ii) reviewed the performance metrics, and weightings assigned to each metric;
  (iii) reviewed year over year performance and 2013 performance relative to established targets;
  (iv) reviewed the peer group universe, the rationale for choice of peers, peer practices and pay levels and confirmed our pay position and mix among those peers;
  (v) reviewed disclosure practices among peers; and
  (vi) considered other factors, including one, three and five year total shareholder return ("TSR"), in setting NEO 2013 compensation.

- Reviewed and recommended to the Board appropriate compensation for the Lead Director in conjunction with the review by the Nominating, Governance and Risk Committee of the directors compensation.
- Reviewed and approved the executive succession plans.
- Together with members of the Nominating, Governance and Risk Committee met with representatives of the Canadian Coalition for Good Governance.

As a Committee, we will continue to monitor trends in executive compensation and review our compensation program to ensure it continues to be competitive and aligned with the interests of the shareholders.

2013 PERFORMANCE

Canadian Natural set out its initial financial and operating objectives for 2013 in its guidance provided in December 2012. We achieved strong performance in 2013 in relation to these goals:

- **Financial:**

  - Canadian Natural outperformed in debt to EBITDA and ROE.
  - Canadian Natural performed in debt to book value, capital expenditure, ROCE and cash flow from operations.

- **Strategic:** Our strategic focus to execute on our defined plan while transitioning the Company to longer life, lower decline assets was successful in 2013. Kirby South, our 40,000 bbl/d steam assisted gravity drainage project successfully started up in the third quarter of 2013 and the planned expansion projects at Horizon for 2013 remain on schedule and slightly ahead of budget with targeted completion scheduled for 2017/18. Additionally, the strategy to execute on strategic and opportunistic acquisitions was demonstrated with the acquisition of Barrick Energy Inc. in the third quarter of 2013 and the Company successfully completed a farm-out agreement of its South African exploration block. Allocation of capital overall was balanced with a focus on the highest return on capital projects and return to shareholders through dividends and share repurchases.

- **Operations:** Overall production and operating costs were both within budget at 671 mboe/d and $18.55 per boe, respectively.

- **Safety, and environmental:** Recordable injury frequency is slightly above target while GHG emissions intensity and leaks from pipelines were at perform and outperform levels respectively.

Canadian Natural's 1 year performance as measured by total shareholder return was better than all its Canadian peers, while 3-year and 5 year total shareholder return was close to the 25th percentile and median respectively, relative to Canadian peers.

Based on the overall company performance, the Committee chose not to apply any judgment to the assessment of performance when making compensation decisions this year — we derived compensation for the NEOs from the 2013 Performance Scorecard.

Compensation Philosophy

Canadian Natural's compensation program enables the Corporation to attract and retain top talent. Our compensation program has worked for our shareholders over the years, and is well aligned to your interests:

- Total compensation targeted at the median of similar Canadian oil and gas companies (US pay data is used as a reference only at this time) with base salaries and bonuses that are below the 25th percentile. As Canadian Natural targets a median pay position, but provides low base salaries, the proportion of Canadian Natural's variable pay and pay at risk is high relative to peers.
- The short term incentive metrics are tied to the budget and to guidance established during the 2013 budget release of December 2012. A significant proportion of Canadian Natural's compensation is provided through a Performance Share Unit ("PSU") plan for which the grant size is determined based on 2013 performance.
- In lieu of a pension plan for our NEOs, Canadian Natural has a share savings plan through which the Corporation's common shares are purchased — its culture of stock ownership is demonstrated by the high (approximately 99%) participation rate in the plan.
- Canadian Natural does not provide pension plans or employment agreements to its NEOs.
- Compensation risk is mitigated by linking the short term incentive plan ("STIP") and PSUs to the Corporation's annual guidance, the Committee's use of judgment, the NEO's alignment to shareholders through share ownership that is reinforced by ownership guidelines, claw-back and anti-hedging policies as well as succession planning.

The design of our compensation program encourages ownership in the Corporation by employees and executives aligning their interests with yours. Our compensation program through the share savings plan and PSU component has been successful in fostering that culture of ownership. Almost all of our employees are shareholders, and, the executive and directors combined have a share ownership in the Corporation that significantly exceeds that of our peers.

We monitor governance trends in executive compensation and continually review our compensation philosophy and programs to ensure that they (a) support the Corporation's overall business strategy and objectives to create long term, sustainable value for you the shareholders; (b) attract and retain key executive officers and employees; (c) link compensation with business objectives and organizational performance; and, (d) provide competitive compensation opportunities. We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly align with your interest as shareholders and mitigate compensation related risks to the Corporation.

Submitted by the members of the Compensation Committee, all of whom are independent.

Frank J. McKenna (Chair)
Catherine M. Best
Wilfred A. Gobert
Eldon R. Smith

COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors Oversight and Compensation Governance

To oversee the Corporation's compensation practices, the Board of Directors (the "Board") established a Compensation Committee (the "Committee") comprised solely of independent directors.

The present members of the Committee, all of whom served on the Committee during the year ending December 31, 2013, are: Catherine M. Best, Wilfred A. Gobert, Frank J. McKenna (Chair), and Eldon R. Smith, all of whom are independent and knowledgeable with respect to executive compensation. Collectively, the members of the Committee have expertise in, among other areas, finance, auditing, law and business management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees, acquiring an in-depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.

Compensation Committee Mandate

With respect to compensation, the Committee reviews and approves the Corporation's compensation philosophy and programs for executive officers, including the Corporation's Named Executive Officers, and employees of the Corporation. The Committee sets the compensation paid to each of the Corporation's executive officers; the overall compensation paid by the Corporation to its employees and the granting of stock options to executive officers and employees and approves the compensation paid to the Chair and the President. The Committee's role includes ensuring there is (i) a well-defined link between executive compensation and the achievement of the Corporation's goals, and (ii) rigor in setting corporate goals and assessing performance.

Risk Considerations

Corporate Risk — The Board has overall responsibility for risk oversight with a focus on the most significant risks facing the Corporation, including strategic, operational and reputational risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance, regulatory compliance; safety and environmental compliance; financial reporting and controllership; and information technology and security. Management is responsible for the identification of key business risks, providing for appropriate management of these risks and enforcement through policies and procedures. The Nominating, Governance and Risk Committee assists the Board by reviewing significant enterprise risk exposure not delegated to other Board committees and those steps management has taken to monitor, control and report such exposures.

Compensation Risk — The Compensation Committee assists the Board in monitoring the risks associated with the Corporation's compensation program and practices. The Committee, in reviewing and before approving the Corporation's compensation program considered such risks. Compensation practices do not vary between business units or executives, except for the level and mix of pay that is commensurate with the responsibilities of the position. The compensation program of the Corporation consists of (i) a fixed annual base salary; (ii) a cash bonus, with capped payout, based on the overall performance of the Corporation in meeting specific goals set by the Corporation and the Board (iii) a PSU plan with a capped award level that vests over a three year period; and, (iv) common share stock options which have five year vesting provisions with the first 20% not vesting until the first anniversary of the grant date and the final 20% having only one month to be exercised following vesting on 5th anniversary of grant date. The Compensation Committee concluded that the Corporation's compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk, but does encourage and reward prudent business judgment and appropriate risk taking over the short and long term without creating risk that is reasonably likely to have a material adverse impact on the Corporation.

Stock Ownership Guidelines and Common Shares Held by Named Executive Officers — The Board adopted Common Share ownership guidelines for officers of the Corporation. The guidelines require Common Share ownership proportionate to the individual's compensation and position which are:

The Chair, the President and the Chief Operating Officer	4 times base salary
Senior Vice-President	2 times base salary
All other officers	1 times base salary

Under the guidelines, the individual has 3 years from date of hire or appointment as an officer to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation's stock savings plan and any other personal holdings of the individual. As of the date of this Information Circular, each officer meets or exceeds the share ownership requirement of the Corporation.

Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold. The following table sets forth, as of March 19, 2014, the beneficial ownership and market value of the common shares of the Corporation held directly and indirectly by the NEOs:

Name	Common Shares (#)	Market Value[1] ($)	Share Ownership Requirements (multiple of base salary)	Meets Share Ownership Requirements
N. Murray Edwards	22,800,928	933,469,992	4 times	Exceeds
Steve W. Laut	2,212,168	90,566,158	4 times	Exceeds
Tim S. McKay	1,124,203	46,024,871	4 times	Exceeds
Corey B. Bieber	149,667	6,127,367	2 times	Exceeds
Douglas A. Proll	807,604	33,063,308	2 times	Exceeds
Réal J. H. Doucet	330,500	13,530,670	2 times	Exceeds
Lyle G. Stevens	686,255	28,095,280	2 times	Exceeds

(1) The closing price of the Corporation's Common Shares on TSX on March 19, 2014 was $40.94.

Clawback Policy — The Corporation's clawback policy provides the Compensation Committee with the authority to seek re-imbursement of all or any portion of performance based compensation from any NEO who in the Compensation Committee's determination is responsible for a material misrepresentation or misconduct resulting in a restatement of the financial results of the Corporation and was improperly paid such performance based compensation in the year for which the financial misstatement occurred.

Anti-Hedging Policy — The Corporation's anti-hedging policy prohibits directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Corporation's common shares, including options, prepaid variable forward contracts, equity swaps, collars and exchange funds. The policy does not prohibit pledging as collateral for loans, nor does it prohibit holding the Corporation's securities in broker margin accounts.

Independent Advice — In October 2013, the Committee engaged the independent consulting firm Hugessen Consulting Inc. ("Hugessen"). Hugessen's mandate is to support the Committee in refining a corporate performance score card and developing draft principles related to disclosure and shareholder engagement, and to advise the Committee on the structure of the Corporation's executive compensation and management's compensation recommendations. In carrying out their mandate, Hugessen met separately with the Chair of the Committee and the other Committee members, and with management. The Corporation paid for Committee consulting services provided during 2013 as indicated in the table below.

	2013	2012
Executive Compensation Related Fees	$ 133,547	—
All Other Fees	—	—
Total Fees	133,547	—

Hugessen has continued to provide consulting services to the Committee in 2014, for which the Corporation has paid $85,728 for the period ending March 15, 2014.

Succession Planning — The Corporation does not have a chief executive officer but has a Management Committee comprised of sixteen members of the management group including the Chairman of the Board, the President, the Chief Operating Officer and the Chief Financial Officer and Senior Vice-President, Finance. The management committee structure continues to be an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of operations. This management structure (1) limits the ability of any one individual to unduly influence the direction of the Corporation as consensus of other members of the management committee must be achieved; (2) enables the continuation of the strong leadership of the Corporation should a member of the management team leave the Corporation; and (3) enhances management development in learning key decision making strategy, skills and leadership and secures management succession.

The Corporation has developed a strong culture of promoting from within. As part of succession planning, management at least annually reviews each executive position and evaluates the qualification and experience needed to succeed in the position. Each member of the corporate Management Committee evaluates their direct reports and from that evaluation identifies up to 3 possible candidates for succession. Through the evaluation, the strengths of each candidate and required areas of development are identified and a development plan created to ensure the candidate will be ready to succeed the incumbent. The approximate length of time required before the candidate is ready to assume the role is also a factor in the evaluation. Senior management presents a recommendation of the executive succession plans, including the detailed succession planning logs completed by management, to the Compensation Committee for their review, consideration and approval.

In 2013, Mr. C. B. Bieber succeeded Mr. D. A. Proll as Chief Financial Officer and Senior Vice President, Finance. Mr. D. A. Proll remains with Canadian Natural as Executive Vice President. This structure exemplifies the Management Committee's commitment for a smooth structural transition.

Compensation Philosophy

Compensation at Canadian Natural is structured to attract, retain and motivate employees and officers, and to encourage share ownership and a focus on improving corporate performance. Compensation is comprised of base salary and short-term and longer term performance-conditioned incentive payments.

Canadian Natural targets the median of total compensation (including base salary, bonuses, mid and long term incentives, pension benefits, and perquisites) among its most relevant Canadian peers. While NEO total compensation is targeted at the median, total cash compensation (base salaries and bonuses) is at or below the 25th percentile of the Canadian peers. In addition to cash compensation, Canadian Natural provides annual awards of PSUs and stock options. For the performance share units, the size of the award is conditioned upon Canadian Natural's corporate performance during the most recently completed year. These performance-conditioned equity awards make up a significant portion of the NEOs' total compensation. The Corporation does not have a pension plan for any of its NEOs.

Having reviewed market practice, Canadian Natural has refined its approach to target compensation at the median of the larger exploration and production companies based in Canada. While Canadian Natural reviews US compensation levels, the information is provided to the Committee for reference purposes only and has not been considered in the development of executive pay levels at this time.

The Committee believes this target pay level, mix and use of peer group comparisons is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The Committee continually reviews all components of the Corporation's compensation program. The purpose of the review is to ensure the Corporation's compensation program is competitive, reasonable, fair to all of its employees, and overall, in the best interests of the Corporation and its shareholders.

Peer Group

Compensation levels of the NEOs are compared to similar positions within comparable Canadian peer companies, while a US peer group is used as a secondary point of reference. The peer group of companies is chosen from oil and gas exploration and production companies that are of similar size as the Corporation, have comparably complex operations, and operate in similar geographical regions. In reviewing the peer group in 2013, the Committee determined that in order to have a larger representation of companies in the peer group of a similar size to the Corporation and related to the oil and gas industry, we expanded the Canadian peer group to include two infrastructure companies, namely Enbridge Inc. and TransCanada Corporation. In reviewing the US based secondary "reference" peer group of companies, we determined that Marathon Oil Corporation was more comparable to Canadian Natural than Occidental Petroleum Corporation. In our view, the following companies operate in the same or related industries and are comparable in size and scope of operations to the Corporation, and therefore were deemed reasonable peers to benchmark executive compensation:

	FY 2013 Revenue $B	Total Enterprise Value $B Dec-31 2013	Production FY 2013 (Mboe/d)
Primary Group (production before royalties)			
Cenovus Energy Inc.	$19	$28	267
Enbridge Inc.	$33	$71	N/A
Encana Corporation	$ 6	$19	592
Husky Energy Inc.	$23	$36	312
Suncor Energy Inc.	$40	$61	562
Talisman Energy Inc.	$ 5	$18	373
TransCanada Corp.	$ 9	$61	N/A
Average	$19	$42	421
Canadian Natural Resources Limited	*$16*	*$48*	671
Secondary Reference Group (production after royalties)	**US$**	**US$**	
Anadarko Petroleum Corporation	$16	$55	781
Apache Corp.	$17	$47	761
Devon Energy Corporation	$11	$33	693
EOG Resources, Inc.	$15	$54	510
Marathon Oil Corporation	$15	$33	487
Average	$15	$44	646

Source for information above is S&P Capital IQ and public company reports.

Canadian Natural is larger than its Canadian peers when measured by enterprise value and production and average when measured by revenue.

Relative to its US peers, Canadian Natural approximates average on all size measures.

Executive Compensation Pay Structure

Named Executive Officers for 2013

The Corporation does not have a chief executive officer but has a corporate management committee which includes two members who are also directors of the Corporation, the Chair and the President. Neither of the two directors who serve on the Corporate Management Committee receive fees related to serving as a director. Accordingly, the Corporation has determined that its NEOs should include the two members of the Corporate Management Committee who are directors, those who served as Chief Financial Officer of the Corporation during 2013, and the next three highest paid members of the Corporate Management Committee.

Mr. N. M. Edwards is Chairman of the Board and the Chair of the Corporate Management Committee and a significant shareholder of the Corporation. He is paid an annual cash salary of $1 (one dollar) by the Corporation and does not participate in the Corporation's stock savings plan. However, as with other Named Executive Officers, his compensation is based on bonus, PSUs and stock options.

In 2013, Mr. C. B. Bieber succeeded Mr. D. A. Proll in the role of Chief Financial Officer and Senior Vice-President, Finance and, as a result, the Information Circular includes compensation for both individuals who filled this role during 2013.

Components of compensation

1. Base Salary

Base salaries for the NEOs are well below the median level for similar positions in crude oil and natural gas companies of comparable size. The Corporation reviews and the Committee approves its level of base salary for all employees and officers including the NEOs in the first quarter of each year making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions. Relative to practice among our Canadian peers, base salaries are generally around the 25th percentile.

2. Annual Bonus

The Committee believes that incentive or "at risk" compensation motivates individual performance and aligns executive officer performance with the Corporation's objectives and shareholder interests. The cash bonus awarded is based on the individual's performance over the year in contributing to the Corporation meeting its yearly operating plans and its operating and financial goals as evidenced by corporate performance.

Canadian Natural measures corporate performance across four broad categories weighted as follows:

Performance Measure	2013 Metrics include:	Weighting
Financial	Balance sheet strength, capital expenditures, ROE, ROCE, cash flow	30%
Strategic	Allocation of cash flow, mid and long term projects, dividend and share purchases	30%
Operational	Production, operating costs	30%
Safety and Environmental	Recordable injury frequency, greenhouse gas emissions, pipeline leaks	10%

For NEOs, performance and payouts under the short term incentive plan ("STIP") are based on corporate performance (not business unit or role specific performance). At or below the minimum level of corporate performance, no STIP will be paid; above the maximum level of corporate performance, STIP payouts are capped.

Performance	Approximate Corporate Performance Score	Payout (as a target % of STIP target value)	
Min	60% of target	0%	
Low	80% of target	50%	Expected corporate
Target	100% of target	100%	performance range
High	120% of target	150%	
Max	140% of target	200%	

Based on historic performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target which would produce a bonus award and a PSU award between 50% and 150% of the targeted amount. In unusual years, bonus and PSU awards may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score above maximum).

The relationship between the corporate performance score and the STIP payout multiple are shown graphically below.



Use of Judgment

As the Corporation operates in a cyclical industry, at times Canadian Natural needs to adjust its short term strategies to deal with these rapidly changing cycles. The Committee may apply judgment to assess the performance of the Corporation and its executives in leveraging unexpected opportunities or mitigating unexpected risks while delivering on its short term goals.

STIP Calculation

The amount of STIP paid depends on the NEOs base salary, target bonus and the performance defined by four categories of corporate performance. STIP payouts for each NEO are calculated as follows:

Base Salary	x	Target Incentive (% of salary)	x	Financial 30% × Performance Factor + Strategic 30% × Performance Factor + Operational 30% × Performance Factor + Safety and Environmental 10% × Performance Factor	=	Final STIP Award $

As an example, Canadian Natural has included a sample calculation for a STIP payout for an SVP with a base salary of $400,000 and a target bonus of 35% of salary based on the STIP plan with the following corporate performance:

Performance Measures	Performance Assumptions
Financial (30%)	125% of target
Strategic (30%)	100% of target
Operational (30%)	100% of target
Safety and Environmental (10%)	90% of target

In this example, the corporate performance rating will be 106.5% of target as shown below.

Component of performance measurement	Component Weighting	Component Performance (% of target)	Weighted Performance
Financial	30.0%	125.0%	37.5%
Strategic	30.0%	100.0%	30.0%
Operational	30.0%	100.0%	30.0%
Safety and Environment	10.0%	90.0%	9.0%
Total	100.0%	not applicable	106.5%

From the chart on page 19, the corporate performance rating of 106.5% of target results in a bonus payout of 116.25% of target. Based on these assumptions, the STIP payout would be as follows:

$400,000 \times 35\% \times 116.25\% = \$162,750$

NEO total cash compensation (base salary plus cash bonus) is generally at or below the 25th percentile of the Canadian peers. This is consistent with Canadian Natural's compensation approach — that performance-based equity awards should make up a significant portion of the NEOs' total compensation.

B. Long Term Incentive Plans

1. Performance Share Unit

The Performance Share Unit ("PSU") Plan provides a grant of shares based on the most recent year's corporate performance. As a result the plan provides a link to short term performance, alignment to long term shareholder interests and enables retention of employees and officers without the dilutive aspects of issuing shares from treasury or granting stock options. The table below summarizes the characteristics of the PSU Plan.

The PSU is granted based on the same corporate performance measures used in the STIP — financial (30% weighting), strategic (30% weighting), operational (30% weighting) and safety and environmental (10% weighting). For NEOs, PSU awards are based on corporate performance. At or below the minimum level of corporate performance, no PSU will be awarded. Above the maximum level of corporate performance, PSU awards are capped. The expected corporate performance range and range of PSU awards is the same as under the STIP.

Performance Share Units	
Form of award	Common shares of the Corporation acquired through the TSX.
Who participates	Employees and officers of the Corporation. Directors are not eligible to receive Performance Share Units unless they provide ongoing day-to-day management services to the Corporation.
Dividends	Are paid on outstanding, unvested, Performance Share Units.
Vesting	Awards vest equally over a three-year period. If the employee leaves the employment of the Corporation for any reason other than retirement at normal retirement age, the unvested Common Shares are forfeited by the employee.
Payout	In Common Shares of the Corporation. The Common Shares purchased under the Performance Share Unit Plan are restricted shares, as they can only be paid out in kind at vesting.
Target Award Amount	For Named Executive Officers, the awards vary from 2.75 to 4.5 times the STIP award.
Performance Measures	The size of the award varies depending upon the corporate performance of the most recent year as measured by the performance scorecard used to determine the STIP payout. Awards may be nil when corporate performance is below a threshold level. Future realized values at the time of vesting will reflect stock price performance and reinvested dividends over the vesting period.

As an anti-dilutive measure, shares are purchased in the open market

2. Stock Option Plan

The Committee believes that to remain competitive in the crude oil and natural gas industry it is important that the Corporation has a stock option plan available to maintain parity with compensation levels within the industry, and the granting of reasonable levels of stock options should be used as part of the overall compensation package. These stock options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of stock options outstanding at any time is limited to a maximum of 9% of the Corporation's outstanding Common Shares. The table below summarizes the characteristics of the Stock Option Plan.

Stock Option Plan	
Form of award	Option on Common Shares of the Corporation.
Participants	Employees and officers of the Corporation. Directors are not eligible to receive stock options unless they provide ongoing day-to-day management services to the Corporation.
Exercise Price	The exercise price cannot be lower than market value at the time of granting stock options.
Vesting	For Named Executive Officers, stock options are vested over five years commencing one year (for annual performance options) or two years (for options granted to new employees) after granting.
Term	For Named Executive Officers, 5 years and 1 month.
Payout	The stock option plan facilitates holders of stock options to receive on exercise of the stock options one Common Share for each stock option exercised. The holder of stock options may elect to receive a cash payment of the difference between the market price of the Common Shares on Toronto Stock Exchange ("TSX") and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.
Termination	For Named Executive Officers, unvested stock options are forfeited at the date of resignation, retirement, termination without cause, termination with cause. Upon death, unvested options are cancelled, subject to the Compensation Committee's discretion to accelerate vesting. Vested options outstanding as at resignation, retirement, termination without cause or termination with cause must be exercised within 30 days from effective date or notice date. Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
Restrictions	No one person can hold stock options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares.
Re-Pricing Policy	The Corporation has a policy not to re-price options.

As an anti-dilutive measure, Canadian Natural manages an ongoing normal course issuer bid

In making the determination as to the number of options to be awarded, the Committee considers the grant date value determined by the Black-Scholes-Merton methodology (value reported in the Total Compensation column of the Summary Compensation Table). To assist in determining reasonable levels of stock options awarded to the NEOs, the Corporation uses published data of the peer companies as a guideline. In the aggregate, the number of options granted to the NEOs in 2013 represents 9% of options awarded to all employees in 2013. We note that the current stock option plan is approved by shareholders every three years and shareholders last approved the plan in 2013.

3. Stock Savings Plan

The Corporation does not have a pension plan. In its place, the Corporation established a Stock Savings Plan for all permanent employees. Under this plan, employees may elect to contribute up to 10% of their gross salary and the Corporation contributes one and one-half times the contribution of the employee. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates the Corporation's portion of the contributions vests as follows:

- For employees with less than 5 years of continuous participation in the plan, over a two-year period.

- For employees who have five years of continuous participation in the plan, on January 1 of each year.

- Upon retirement, if normal retirement age reached.

This plan provides additional share ownership in the Corporation by its executive officers and employees. The Common Shares are purchased through TSX.

2013 Target Pay Levels and Mix

The following table shows the target pay levels and compensation mix for the NEOs based on the incentive plan designs described above.

	Chairman of the Board N. M. Edwards	President S. W. Laut	COO T. S. McKay	CFO C. B. Bieber	EVP D. A. Proll	SVP Horizon R. J. H. Doucet	SVP Exploitation L. G. Stevens
Annual Base salary	$ 1	$ 620,000	$ 543,000	$ 345,000	$ 435,000	$ 443,000	$ 455,000
Target STIP (Bonus) (% of salary)	*—	120%	50%	35%	35%	35%	35%
Target Total Cash Compensation	$1,004,401	$1,364,000	$ 814,500	$ 465,750	$ 587,250	$ 598,050	$ 614,250
Performance Share Unit (% of bonus)	450%	450%	300%	275%	275%	275%	275%
Option-based LTIP (% of salary)	*—	525%	375%	275%	275%	275%	275%
Total Direct Compensation	$8,720,201	$7,967,000	$3,665,250	$1,746,563	$2,202,188	$2,242,688	$2,303,438

* Chairman STIP award is 135% of President's STIP award and his option-based LTIP is equal to the President's option-based LTIP award.

Determining Compensation

Compensation levels of the Corporation's employees and executive officers are reviewed annually following completed performance reviews.

The Committee continually reviews the relative merits of the Corporation's compensation practice. The approach provides the necessary flexibility to appropriately incentivize the management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, base a part of their "at risk" bonus payments on meeting specified established targets relating to financial results, strategic development of long life, low decline assets, operations (production volumes and cost) and, safety and environmental risk management targets. This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation.

In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including:

- the expertise and experience of the individual;
- the overall performance of the Corporation; and,
- an evaluation of peer-company market data.

In addition, the Committee also periodically discuss with external independent compensation consultants to review:

(i) processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

(ii) compensation trends within the Corporation's geographic area;

(iii) common practices used by companies to compensate employees;

(iv) other trends in compensation practices for incentivizing and compensating employees; and,

(v) other emerging corporate governance practices in executive compensation such as development of "clawback" provisions in executive compensation programs.

DECISION MAKING PROCESS


1. Analysis
►2. Recommendation
►3. Approval
Management receives input from compensation survey data, peer group data, proxy circular information.
Management analyzes the information.
Management makes recommendations to the Compensation Committee.
Compensation Committee consults with Hugessen Consulting.
Compensation Committee reviews compensation data, performance metrics and weightings, results obtained and consider management's recommendations.
Compensation Committee makes final compensation decision.

2013 Compensation Decisions

Overview of Key 2013 Corporate Results

In 2013, Canadian Natural continued to have a disciplined approach to capital allocation. The Corporation's capital allocation was balanced between short-, mid- and long-term projects and returns to shareholders through dividends and share purchases. This capital allocation provides for near-term production growth while at the same time transitioning the Corporation to a long life, low decline production base requiring lower amounts of reserve replacement capital and generating greater amounts of free cash flow. The following list highlights the Corporation's key results from 2013:

- Canadian Natural successfully executed its capital allocation strategy while balancing capital expenditures within cash flow. This resulted in a strong balance sheet, which management and the Board believes is imperative to being able to execute on mid and long term projects throughout commodity price cycles and provides the ability to execute on potential opportunities.

  - Return on capital increased from 2012 levels, but remained below the Corporation's long-term targets partly due to the nature of the mid- and long-term projects which require upfront capital before production and cash flow commence.

- Overall, total BOE production was within expectations for 2013 as the Corporation delivered 2.5% BOE production growth over 2012 levels.

  - Thermal in-situ missed the bottom end of production guidance in 2013 by approximately 3,500 barrels per day due to steaming restrictions at Primrose. Steaming restrictions resulted from bitumen emulsion to surface fissures at 4 locations. The review of the cause is ongoing and the Corporation will implement strategies going forward to prevent this type of event from reoccurring. Environmental and clean-up processes were immediate on identification and all sites are fully contained.

  - On the strategic development of the Thermal assets, Kirby South, the 40,000 bbl/d SAGD project, achieved first steam in September 2013; ahead of schedule and on budget with production targeted to grow to 40,000 bbl/d by year end 2014.

  - Internationally the Corporation delivered on its production guidance for 2013, but delayed the Espoir drilling program into 2014 as a result of contractor rig safety issues.

  - Horizon performed as targeted in 2013 and the Corporation successfully completed its first major turnaround in May 2013. Management's focus on safe, steady and reliable operations was successful in 2013 with no major unplanned downtime and production meeting original targets.

- The Corporation continued to allocate minimal capital to natural gas as a strategic decision directly related to low natural gas commodity pricing. Natural gas volumes exceeded budget expectations primarily due to minor acquisitions executed in 2013.

- Operating costs met expectations overall.

  - North America Conventional oil was slightly below expectations and 4% above the top range of expectations.

  - Horizon was below expectations on operating costs as a result of a strategic focus on safe, steady and reliable production.

- Safety and environmental performance underperformed on recordable injury frequency targets at Horizon and international operations but reduced frequency in North America resulted in only a slight increase on a weighted average basis over 2012 levels.

- Environmental and asset integrity performance saw a reduction in green house gas ("GHG") emission intensity and surpassed targeted pipeline leak metrics.

- 2013 was the highest among Canadian Natural's Canadian energy peers; 3 year and 5 year TSR was between the 25th percentile and median respectively, relative to Canadian peers.

2013 Performance Scorecard

The following table measures the overall goals of Canadian Natural relative to its 2013 targets, which were largely established during the 2013 budget release of December 2012, and compares the 2013 forecast results with the 2012 actual results. The metrics are assigned weightings as indicated and result in an overall score to be utilized by the Compensation Committee to determine the performance bonus for the NEOs, and the other members of the Corporation's Management Committee. The Compensation Committee reserves the ability to apply discretion to the performance bonus.

Canadian Natural's corporate Performance Scorecard produced a score of 112% of target in 2013.

	Performance Metrics	2012 Actual	2013 Target	2013 Result	Assessment of Performance	Performance Bonus Allocation
Financial (30%)	**Balance Sheet Strength:**					39%
	– Debt to Book	26.0%	25% to 45%	27.0%	Performed	
	– Debt/EBITDA	1.2x	1.8x to 2.2x	1.1x	Outperformed	
	Capital expenditures ($MM)	6,308	6,945 (+/−5%)	7,274	Performed	
	Returns:					
	– On Equity	8.0%	Improve over 2012	9.1%	Outperformed	
	– On average capital employed	7.0%		7.0%	Performed	
	Cash flow:					
	– From operations ($MM)	6,013	7,400 – 7,800	7,477	Performed	
	– Per Common Share ($)	5.48	6.75 – 7.10	6.87	Performed	
Strategic Development of Assets; Capital Allocation (30%)	Mid and long term projects ($MM)	2,781	3,340	3,316	Performed	35%
	Dividends ($MM and $/share)	444 & $0.42	Increase	523 and $0.50/$0.80	Outperformed	
	NCIB ($MM)	318	Strategic	320	Performed	
Operation (30%)	Total BOE Production (BOE/d)	654,665	663,000 – 704,000	671,162	Performed	26%*
	Total BOE Operating Cost ($/BOE)	17.7	15.75 – 19.75	18.55	Performed	
Safety and Environmental (10%)	Recordable Injury Frequency (per 200,000 hours worked)	0.84		0.86	Underperformed	12%
	GHG emissions intensity (tonnes/BOE)	0.080	Improve over 2012	0.073	Performed	
	Pipeline Leaks (# of leaks/1,000KM of pipeline)	2	Improve over 2012	1.4	Outperformed	
				Corporate Performance Score		**112%**

---

* Although the Operation rating was in the "perform" range across the Corporation, the operational performance of different business units varies, and resulted in a score below "perform".

NOTE: A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.

Link between 2013 Corporate Performance and 2013 Named Executive Officer Compensation

Canadian Natural assessed corporate performance under four categories; 1) financial, 2) strategic development of assets, capital allocation, 3) operations, and 4) safety and environment. Performance under each of these broad categories is measured through specific metrics each of which has a target and a performance range. The chosen metrics aligns with the Corporation strategy, guidance provided to shareholders and overarching goal of creating value for its shareholders.

Using the target, performance range, and the actual outcome, a score is applied to each metric, and an aggregate score for each category is developed.

Based on historic performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target which would produce a bonus award and a PSU award between 50% and 150% of the targeted amount. In unusual years, bonus and PSU awards may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score above maximum).

During 2013, Canadian Natural performed at a level that produced an aggregate corporate performance score of 112% of target based on the Committee's assessment of corporate performance. This performance score results in a payout of 130% of target for the STIP and PSU. The score is a result of an above target financial result, a modestly below target operating result, and a slightly above target result for strategic development of assets and safety and environment. Having considered these results, the Board did not apply any discretion to adjust bonus award amounts. The Committee awarded the President a commensurate level of compensation including a bonus of $967,000 (based on 130% of target) and a performance share unit award of $4,352,000 (based on 130% of target). When combined with the President's base salary and 2013 option award and all other compensation, total compensation is $9,248,828 which Canadian Natural estimates to be consistent with compensation for above target performance among Canada's larger exploration and production companies.

2013 STIP Award

The Chart below shows the relationship between the Corporate Performance Score of 112% and the actual STIP and PSU multiplier of 130%.



The corporate performance score of 112% results in a STI award of 130% of target, and the following awards to the NEOs. Based on the overall company performance, the Committee chose not to apply any judgment to the assessment of performance when making compensation decisions this year — Canadian Natural derived compensation for the NEOs from the Performance Scorecard.

Name	Base Salary	Target Incentive (% of base salary)	STIP Performance Multiplier (% of target)	2013 STIP Award
N. Murray Edwards	$ 1	*—	130%	$1,306,000
Steve W. Laut	$620,000	120%	130%	$ 967,000
Tim S. McKay	$543,269	50%	130%	$ 353,000
Corey B. Bieber	$345,192	35%	130%	$ 157,000
Douglas A. Proll	$435,000	35%	130%	$ 198,000
Réal J.H. Doucet	$443,269	35%	130%	$ 202,000
Lyle G. Stevens	$454,615	35%	130%	$ 207,000

* Mr. N.M. Edwards STIP equal to 135% of Mr. S.W. Laut.

2013 Performance Share Unit Award

The corporate performance score of 112% results in a PSU award of 130% of target, and the following awards to NEOs.

Name	Base Salary	Target Bonus (% of base salary)	STIP Performance Multiplier (% of target)	PSU as a Multiple of Cash Bonus	2013 PSU Award
N. Murray Edwards	$ 1	*—	130%	4.50x	$5,877,000
Steve W. Laut	$620,000	120%	130%	4.50x	$4,352,000
Tim S. McKay	$543,269	50%	130%	3.00x	$1,059,000
Corey B. Bieber	$345,192	35%	130%	2.75x	$ 432,000
Douglas A. Proll	$435,000	35%	130%	2.75x	$ 544,000
Réal J.H. Doucet	$443,269	35%	130%	2.75x	$ 555,000
Lyle G. Stevens	$454,615	35%	130%	2.75x	$ 569,000

* Mr. N.M. Edwards STIP equal to 135% of Mr. S.W. Laut.

Option valuation and grant calculations

Canadian Natural estimated the value of stock options during 2011-2013 using the Black-Scholes-Merton model.

Year	Stock Price	Option Value	Expected Life (years)	Dividend Yield	Forfeiture Rate	Volatility	Risk Free Rate
2013	$34.96	$ 8.14	4.6	2.3%	0.0%	32.1%	1.6%
	$35.64	$ 7.84	4.6	2.2%	0.0%	30.1%	1.6%
2012	$28.06	$ 8.64	4.6	1.5%	0.0%	39.9%	1.4%
	$28.74	$ 8.91	4.6	1.5%	0.0%	39.8%	1.4%
2011	$36.78	$11.62	4.5	1.0%	0.0%	39.6%	1.27%

2013 Stock Option Award and 2013 LTIP Share Election

Canadian Natural develops the stock option grant levels from the peer group data, the target pay position, the pay mix, and the 2013 corporate performance.

The Corporation has an election process whereby 50% of the stock options the Named Executive Officer would receive are allotted but not granted. The NEO must then elect to receive the allotted options, or, elect to receive Common Shares. If the NEO elects to receive Common Shares in lieu of the remaining options, such options would not be granted. The number of Common Shares the NEO would receive in lieu of the options would be determined by multiplying a discounted Black-Scholes-Merton value of a stock option by the number of stock options allotted but not granted. The total arrived at would then be used to buy common shares through TSX. The Common Share election has an anti-dilution effect on the outstanding common shares. The common shares purchased are not immediately available to the NEO. The common shares vest equally to the NEO over three years every November and the NEO must be with the Corporation at time of vesting in order to receive them.

In 2013, Messrs. D A. Proll and R J.H. Doucet elected to receive 50% of their stock option award (62,500 options) as common shares. To determine the value Messrs. D. A. Proll and R. J. H. Doucet would receive for the purchase of common shares, the value per option was determined to be $6.25. This is less than the grant date Black-Scholes-Merton value. The $6.25 was then multiplied by the number of options (62,500) and is shown in the table below.

Name	Base Salary	Target Incentive (% of base salary)	Target 2013 Stock Option Award	Actual Option Award Value	Actual Award Value Elected to be Taken in Common Shares (see 2013 LTIP Share Election Above)	2013 Number of Stock Options	2013 Number of Common Shares Elected to Receive
N. Murray Edwards	$ 1	*—	$3,255,000	$3,196,000	—	400,000	—
Steve W. Laut	$620,000	525%	$3,255,000	$3,196,000	—	400,000	—
Tim S. McKay	$543,269	375%	$2,036,250	$1,997,500	—	250,000	—
Corey B. Bieber	$345,192	275%	$ 948,750	$ 998,750	—	125,000	—
Douglas A. Proll	$435,000	275%	$1,196,250	$ 508,750	$390,625	62,500	10,871
Réal J.H. Doucet	$443,269	275%	$1,218,250	$ 508,750	$390,625	62,500	10,871
Lyle G. Stevens	$454,615	275%	$1,251,250	$ 998,750	—	125,000	—

* Mr. N.M. Edwards stock option award equal to Mr. S.W. Laut's award.

2013 Actual Pay Levels and Mix

The following table shows the actual pay levels for the NEOs based on the incentive plan designs described above.

	Chairman of the Board N.M. Edwards	President S. W. Laut	COO T. S. McKay	CFO C. B. Bieber	EVP D. A. Proll	SVP Horizon R. J. H. Doucet	SVP Exploitation L. G. Stevens
Base salary	$ 1	$ 620,000	$ 543,269	$ 345,192	$ 435,000	$ 443,269	$ 454,615
STIP (Bonus) (% of salary)	$ —	156%	65%	46%	46%	46%	46%
STIP (Bonus) ($)	$ 1,306,000	$ 967,000	$ 353,000	$ 157,000	$ 198,000	$ 202,000	$ 207,000
Total Cash Compensation	$ 1,306,001	$1,587,000	$ 896,269	$ 502,192	$ 633,000	$ 645,269	$ 661,615
Performance Share Unit (% of bonus)	450%	450%	300%	275%	275%	275%	275%
Performance Share Units ($)	$ 5,877,000	$4,352,000	$1,059,000	$ 432,000	$ 544,000	$ 555,000	$ 569,000
Option-based LTIP (% of salary)	—	515%	368%	289%	207%	203%	220%
Option Based LTIP ($)	$ 3,196,000	$3,196,000	$1,997,500	$ 998,750	$ 899,375	$ 899,375	$ 998,750
Total Direct Compensation	$10,379,001	$9,135,000	$3,952,769	$1,940,142	$2,084,375	$2,107,644	$2,328,065
All other compensation	—	$ 113,828	$ 100,799	$ 67,068	$ 82,471	$ 150,049	$ 81,720
Total Compensation	$10,379,001	$9,248,828	$4,053,568	$2,000,010	$2,158,846	$2,249,693	$2,311,085

In 2013, more than 75% of the total compensation was granted in the form of long term incentives for any Named Executive Officers listed above. In particular, LTIP made up more than 80% of the total compensation for the Executive Chair and the President. Additionally, for the Executive Chair and the President more than half of the LTIP grant depends on corporate performance and is provided as PSUs. This is consistent with our belief that compensation for NEOs should be substantially weighted to "at risk" compensation.

The table below illustrates the actual total direct compensation pay mix (as a percentage of Total Direct Compensation) among the NEOs for 2013.

	Chairman of the Board N. M. Edwards	President S. W. Laut	COO T. S. McKay	CFO C. B. Bieber	EVP D. A. Proll	SVP Horizon R. J. H. Doucet	SVP Exploitation L. G. Stevens
Base salary	—%	7%	14%	18%	21%	21%	20%
STIP (Bonus)	13%	10%	9%	8%	10%	10%	9%
Performance Share Unit	57%	48%	27%	22%	26%	26%	26%
Option-based LTIP	30%	35%	50%	52%	43%	43%	45%

Alignment of Corporate Performance and Named Executive Officer Compensation Over the Time

Compensation at Canadian Natural is structured to encourage share ownership and an alignment to the long-term interests of shareholders. The table below summarizes the disclosed value of all compensation reported in the Summary Compensation Table of this Information Circular for 2009-2013 for the President. The table also shows:

- the value of realized compensation (i.e., base salary, STIP awards, PSUs that have vested and paid out, exercised option gains);

- realizable compensation (i.e., the in-the-money value of vested and unvested PSUs and stock options that have not yet paid out or been exercised); and

- the total shareholder return over the period of time since the date of grant.

The following table compares (1) the grant date value of total direct compensation awarded to the President relative to the actual value received from his compensation commencing in 2008; and (2) the value of $100 compensation awarded in relation to the value of $100 invested in the common share at the beginning of the periods indicated. The table reaffirms the alignment between the design of the incentive programs and Canadian Natural's relative total shareholder return.

Year	Total Direct Compensation Awarded[1]	Actual Total Direct Compensation Value at Dec 31, 2013	Value of $100		
			Period	Steve W. Laut[2]	Shareholder[3]
2008	$ 4,552,398	$6,425,005	12/31/2008 to 12/31/2013	$141	$156
2009	$ 9,944,000	$4,847,410	12/31/2009 to 12/31/2013	$ 49	$ 99
2010	$11,599,861	$3,544,034	12/31/2010 to 12/31/2013	$ 31	$ 84
2011	$ 6,239,000	$2,642,832	12/31/2011 to 12/31/2013	$ 42	$ 97
2012	$ 7,372,115	$7,403,097	12/31/2012 to 12/31/2013	$100	$128

(1) Includes base salary, STIP, and grant date value of PSUs and stock options awarded at year end based on performance during the year.

(2) Represents the actual value for each $100 awarded to Mr. Laut during the fiscal years indicated

(3) Represents the cumulative value of a $100 investment in common shares made on the first trading day of the period indicated, assuming dividend reinvestment.

The chart below outlines Mr. S. W. Laut's compensation level and the Corporation's total shareholder return between 2008 and 2013. In general, changes in the pay levels are consistent with changes in annual total shareholder return of the Company. This trend is consistent with our compensation philosophy — that pay and performance should be closely linked.

2008 - 2013 Pay vs TSR



	2008	2009	2010	2011	2012	2013
President TDC Pay ($000)	$4,552	$9,944	$11,599	$6,239	$7,372	$9,135
Canadian Natural's Indexed TSR	68	106	125	108	82	105

PERFORMANCE GRAPH

The following performance graph illustrates, over the five year period ended December 31, 2013, the cumulative return to shareholders of an investment in the Common Shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

CUMMULATIVE VALUE OF A $100 INVESTMENT



December 31, 2013	2008	2009	2010	2011	2012	2013
Canadian Natural Resources Limited	$100	$157	$185	$160	$122	$156
S&P/TSX Composite Index	$100	$135	$159	$145	$155	$176
S&P/TSX Oil & Gas Exploration & Production Index	$100	$142	$161	$132	$117	$133

Primary Group	1Y TSR — CAD	3Y TSR — CAD	5Y TSR — CAD
Cenovus Energy Inc.	−6%	−1%	n/a
Enbridge Inc.	11%	80%	175%
Encana Corporation	1%	−27%	−27%
Husky Energy Inc.	19%	45%	35%
Suncor Energy Inc.	16%	2%	68%
Talisman Energy Inc.	12%	−40%	11%
TransCanada Corp.	7%	44%	80%
Summary Statistics			
P75	14%	44%	77%
Median	11%	2%	52%
P25	4%	−14%	17%
Canadian Natural Resources Limited	*28%*	*−16%*	*56%*
S&P/TSX Oil & Gas Exploration & Production Index	14%	−17%	33%

Source for information of above peers is S&P Capital IQ.

Canadian Natural's 1 year performance as measured by TSR was better than all its Canadian peers. Canadian Natural's 3 year and 5 year total shareholder return was close to the 25th percentile and median respectively, relative to Canadian peers. Canadian Natural's 3 year TSR is negatively impacted by its relatively high stock price in early

2011. As well, the inclusion of TransCanada and Enbridge significantly raise median performance; if these infrastructure companies are removed, Canadian Natural's TSR is between 25th percentile and median. Canadian Natural's 5 year TSR is slightly above median in the Canadian peer group, and above 75th percentile when excluding TransCanada and Enbridge. Finally, Canadian Natural out performed the S&P/TSX Oil and Gas Exploration & Production Index for the 1 year, 3 year and 5 year TSR.

EXECUTIVE COMPENSATION

The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2013, 2012 and 2011 in respect of each NEO. The total cost of compensation paid to the NEOs in 2013 was less than 1% of the net income of the Corporation.

Summary Compensation Table

				Non-Equity Incentive Plan Compensation ($)			
Name and Principal Position	Year	Salary ($)	Option Based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long Term Incentive Plans ($)(4)	All Other Compensation ($)(1)	Total Compensation ($)
N. Murray Edwards	2013	1	3,196,000	1,306,000	5,877,000	—	10,379,001
Chairman	2012	1	3,510,000	1,000,000	4,000,000	—	8,510,001
Age 54	2011	1	4,053,000	600,000	2,400,000		7,053,001
Years of service 25							
Steve W. Laut	2013	620,000	3,196,000	967,000	4,352,000	113,828	9,248,828
President	2012	614,615	3,510,000	750,000	2,497,500	92,517	7,464,632
Age 56	2011	600,000	3,474,000	500,000	1,665,000	97,768	6,336,768
Years of service 23							
Tim S. McKay	2013	543,269	1,997,500	353,000	1,059,000	100,799	4,053,568
Chief Operating Officer	2012	518,269	1,755,000	250,000	687,500	79,338	3,290,107
Age 52	2011	486,538	2,316,000	205,000	563,750	79,700	3,650,988
Years of service 23							
Corey B. Bieber	2013	345,192	998,750	157,000	432,000	67,068	2,000,010
Chief Financial Officer and	2012	302,308	388,800	95,000	213,750	49,429	1,049,287
Senior Vice-President, Finance	2011	285,577	521,100	75,000	168,750	49,732	1,100,159
Age 50							
Years of service 13							
Douglas A. Proll	2013	435,000	508,750	198,000	934,625	82,471	2,158,846
Chief Financial Officer and	2012	430,962	648,000	160,000	965,000	67,318	2,271,280
Senior Vice-President, Finance	2011	414,615	1,737,000	155,000	426,250	68,918	2,801,783
Age 63							
Years of service 12							
Réal J.H. Doucet	2013	443,269	508,750	202,000	945,625	150,049	2,249,693
Senior Vice-President	2012	420,961	540,000	140,000	822,500	129,651	2,053,112
Oil Sands, Projects	2011	407,308	1,447,500	100,000	275,000	130,260	2,360,068
Age 61							
Years of Service 13							
Lyle G. Stevens	2013	454,615	998,750	207,000	569,000	81,720	2,311,085
Senior Vice-President,	2012	435,962	1,316,250	155,000	426,250	64,057	2,397,519
Exploitation	2011	418,269	1,737,000	145,000	398,750	65,871	2,764,890
Age 59							
Years of service 19							

Notes:

(1) All Other Compensation is comprised of the aggregate value of perquisites and benefits and the unvested portion in each year of the Corporation's contribution to the Corporation's Employee Stock Savings Plan for each NEO who is a participant in the plan. The Corporation's contribution to the Corporation's stock savings plan for each NEO who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation's contribution in 2013 as at December 31, 2013 for each NEO who is a participant in the plan and which vested January 1, 2014 is as follows: S. W. Laut, $105,090; T. S. McKay, $92,061; C. B. Bieber, $58,458; D. A.

Proll, $73,733; R. J. H. Doucet, $75,111 and, L. G. Stevens, $77,039. Mr. R. J. H. Doucet is also paid a site location allowance and site premium. The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each NEO is less than $50,000 and is less or worth less than 10% of total salary for 2013.

(2) The grant date fair value is determined using Black-Scholes-Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Corporation's Common Shares on TSX on the day preceding the grant. The NEOs do not receive any value for these options until options are vested and exercised under the terms of the stock option plan, provided the price of the common shares on TSX is higher than the strike price of the options at time of exercise. For financial statement purposes the Corporation calculates quarterly, the intrinsic value of the options and records that as an expense in its Consolidated Statement of Earnings. The Black-Scholes-Merton assumptions used by the Corporation are reported on page 27.

(3) The amount shown as Annual Incentive Plans is the cash bonus award to each of the NEO for personal and corporate performance during the year.

(4) Performance Share Unit Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus and deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the NEO. The PSUs vest equally over three years each October 1 for PSUs awarded for 2013 performance, May 1 for PSUs awarded for 2012 performance and each July 1 for PSUs awarded for 2011 performance. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. If the NEO leaves the employment of the Corporation for any reason before normal retirement age, the unvested Common Shares purchased pursuant to the Performance Share Unit Plan are forfeited by the NEO under the terms of the plan.

The table below illustrates the number of shares purchased on behalf of the NEO and the average purchase price per share for each of the three years.

Named Executive Officer	Shares Purchased for 2013 Performance at an Average Purchase Price of $35.93	Shares Purchased for 2012 Performance at an Average Purchase Price of $30.22	Shares Purchased for 2011 Performance at an Average Purchase Price of $40.03
N. Murray Edwards	163,549	132,363	59,955
Steve W. Laut	121,111	82,644	41,594
Tim S. McKay	29,471	22,750	14,083
Corey B. Bieber	12,022	7,072	4,216
Douglas A. Proll	15,139	14,560	10,648
Réal J. H. Doucet	15,445	12,740	6,870
Lyle G. Stevens	15,835	14,113	9,961

In addition, Messrs. D.A. Proll and R.J.H. Doucet elected in 2012 and 2013 to receive 50% of their stock option award (62,500 options) as common shares as indicated in the following table.

Named Executive Officer	Shares Purchased for 2013 Share Election at an Average Purchase Price of $35.93	Shares Purchased for 2012 Share Election at an Average Purchase Price of $30.22
Douglas A. Proll	10,871	17,373
Réal J. H. Doucet	10,871	14,477

INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised options granted to each of the NEOs and the net benefit of the in-the-money options as at December 31, 2013. The number of securities underlying unexercised options listed in the table below includes unvested options. The value of those unvested options could not be realized by the NEO as at December 31, 2013. The Corporation does not have a treasury-based share award program.

	Option Based Awards				Share-based Awards	
Name	**Number of Securities Underlying Unexercised Options (#)[2]**	**Option Exercise Price ($)[2]**	**Option Expiration Date**	**Value of Unexercised In-the-money Options or Similar Instruments ($)[1]**	**Number of Shares or Units of Shares that have not Vested (#)**	**Market or Payout Value of Share-based Awards that have not Vested ($)**
N. Murray Edwards	400,000	22.98	January 15, 2014	5,184,000	—	—
	400,000	34.385	January 14, 2015	622,000	—	—
	500,000	42.24	January 12, 2016	—	—	—
	350,000	36.78	January 13, 2017	—	—	—
	200,000	28.06	January 12, 2018	1,576,000	—	—
	200,000	28.74	January 16, 2018	1,440,000	—	—
	200,000	34.96	January 10, 2019	196,000	—	—
Steve W. Laut	400,000	22.98	January 15, 2014	5,184,000	—	—
	400,000	34.385	January 14, 2015	622,000	—	—
	500,000	42.24	January 12, 2016	—	—	—
	300,000	36.78	January 13, 2017	—	—	—
	200,000	28.06	January 12, 2018	1,576,000	—	—
	200,000	28.74	January 16, 2018	1,440,000	—	—
	200,000	34.96	January 10, 2019	196,000	—	—
Tim S. McKay	20,000	22.98	January 15, 2014	259,200	—	—
	160,000	34.385	January 14, 2015	248,800	—	—
	200,000	42.24	January 12, 2016	—	—	—
	200,000	36.78	January 13, 2017	—	—	—
	100,000	28.06	January 12, 2018	788,000	—	—
	100,000	28.74	January 16, 2018	720,000	—	—
	125,000	34.96	January 10, 2019	122,500	—	—
Douglas A. Proll	160,000	22.98	January 15, 2014	2,073,600	—	—
	160,000	34.385	January 14, 2015	248,800	—	—
	150,000	42.24	January 12, 2016	—	—	—
	150,000	36.78	January 13, 2017	—	—	—
	75,000	28.06	January 12, 2018	591,000	—	—
	62,500	34.96	January 10, 2019	61,250	—	—
Réal J.H. Doucet	28,000	22.98	January 15, 2014	362,800	—	—
	140,000	34.385	January 14, 2015	217,700	—	—
	125,000	42.24	January 12, 2016	—	—	—
	125,000	36.78	January 13, 2017	—	—	—
	62,500	28.06	January 12, 2018	492,500	—	—
	62,500	34.96	January 10, 2019	61,250	—	—
Lyle G. Stevens	160,000	22.98	January 15, 2014	2,073,600	—	—
	160,000	34.385	January 14, 2015	248,800	—	—
	150,000	42.24	January 12, 2016	—	—	—
	150,000	36.78	January 13, 2017	—	—	—
	75,000	28.06	January 12, 2018	591,000	—	—
	75,000	28.74	January 16, 2018	540,000	—	—
	62,500	34.96	January 10, 2019	61,250	—	—

Name	Option Based Awards				Share-based Awards	
	Number of Securities Underlying Unexercised Options (#)[2]	Option Exercise Price ($)[2]	Option Expiration Date	Value of Unexercised In-the-money Options or Similar Instruments ($)[1]	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)
Corey B. Bieber	18,000	22.98	January 15, 2014	233,280	—	—
	34,000	34.385	January 14, 2015	52,870	—	—
	40,000	42.24	January 12, 2016	—	—	—
	45,000	36.78	January 13, 2017	—	—	—
	22,500	28.06	January 12, 2018	177,300	—	—
	22,500	28.74	January 16, 2018	162,000	—	—
	62,500	34.96	January 10, 2019	61,250	—	—

(1) The closing price of the Corporation's Common Shares on TSX on December 31, 2013 was $35.94.

(2) For those options expiring earlier than January 12, 2016, the number of stock options and their exercise price have been adjusted for the 2010 two-for-one stock split.

Incentive plan awards — value vested or earned during the year

Name	Share Option based Awards — Value vested during the year ($)[1]	Share-based Awards — Value vested during the year ($)[2]	Non-equity plan compensation — Value earned during the year ($)[3]
N. Murray Edwards	1,340,000	—	2,659,406
Steve W. Laut	1,340,000	—	1,861,061
Tim S. McKay....................................	579,040	—	506,353
Corey B. Bieber	125,736	—	152,038
Douglas A. Proll	459,990	—	359,943
Réal J.H. Doucet	398,485	—	282,418
Lyle G. Stevens	525,240	—	339,133

(1) This is the aggregate net benefit the NEO would have received before tax had the Named Executive Officer exercised the option on date of vesting based on the closing price of the Common Shares on TSX on the day prior to vesting.

(2) The Corporation does not have a share-based award program.

(3) This is the aggregate benefit to the NEO based on the closing price of the Common Shares on TSX on the day prior to vesting of the PSU awards during 2013. PSU awards are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the NEO. The Common Shares vest equally over three years each July 1 for Common Shares purchased for 2011 performance, each May 1 for Common Shares purchased for 2012 performance and each October 1 for Common Shares purchased for 2013 performance.

PENSION PLAN BENEFITS

The Corporation does not provide a pension plan for its NEOs.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has not entered into any employment service contracts or change of control agreements with the NEOs. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation
— All salary and benefit programs cease as at effective date of resignation.
— Annual cash and Performance Share Units are no longer paid.
— Unvested options outstanding as at effective date of resignation are forfeited.
— Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
— Unvested portion of shares in the savings plan and Performance Share Unit as at effective date of resignation is forfeited.
— Unvested portion of shares in the savings plan purchased through the share election is forfeited.

Retirement
— All salary and benefit programs cease as at effective date of retirement.
— Annual cash and Performance Share Units are no longer paid.
— Unvested options outstanding as at effective date of retirement are forfeited.
— Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
— Unvested portion of shares in the savings plan and Performance Share Units vest if Normal Retirement Age is reached otherwise forfeited.
— Unvested portion of shares in the savings plan purchased through the share election is forfeited.

Death
— All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
— Annual cash and Performance Share Units are not paid.
— Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
— Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
— Unvested portion of shares in savings plan and Performance Share Units vest at date of death except for those shares purchased through the share election, which are forfeited.

Termination without cause
— All salary and benefit programs cease on effective date of termination.
— Annual cash and Performance Share Units are no longer paid.
— Unvested options outstanding on Notice Date of termination are forfeited.
— Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
— Unvested portion of shares in savings plan and Performance Share Units is forfeited unless Normal Retirement Age is reached.
— Severance provided on an individual basis reflecting service, experience and salary level.
— Unvested portion of shares in the savings plan purchased through the share election is forfeited.

Termination for cause — All salary and benefit programs cease on effective date of termination.
— Annual cash and Performance Share Units are no longer paid.
— Unvested options outstanding as at Notice Date of termination are forfeited.
— Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
— Unvested portion of shares in savings plan and Performance Share Units is forfeited unless Normal Retirement Age is reached.
— Unvested portion of shares in the savings plan purchased through the share election is forfeited.

The Corporation has not entered into any employment agreements or change of control agreements with any of its executives. Pursuant to the terms of the Amended and Restated Employee Stock Option Plan and the Employee Stock Savings Plan, all unvested options and all unvested shares upon change of control of the Corporation immediately vest whether or not the employee is terminated upon change of control. The following table outlines the estimated incremental payments (not including any payments on account of normal termination) the NEOs would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2013.

Name	Base Salary $	Cash bonus $	Performance Share Unit[2] $	Accelerated Option Vesting[1] $	Accelerated Share Bonus Vesting[1] $
N. Murray Edwards	—	—	5,877,000	2,733,200	3,889,211
Steve W. Laut...................	—	—	4,352,000	2,733,200	2,478,159
Tim S. McKay	—	—	1,059,000	1,378,660	713,720
Corey B. Bieber	—	—	432,000	343,264	219,953
Douglas A. Proll	—	—	544,000	583,810	476,385
Réal J. H. Doucet................	—	—	555,000	498,790	387,505
Lyle G. Stevens	—	—	569,000	1,015,810	457,253

(1) The closing price of the Corporation's Common Shares on TSX on December 31, 2013 was $35.94.

(2) This is the dollar value of the PSU awards for 2013 performance with which Common Shares had not as yet been purchased as at December 31, 2013.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2013 (#)	Weighted-average Exercise Price of Outstanding Options	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2013 (#)	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2013
Equity compensation plans approved by security holders	72,740,966	$34.36	25,117,894	97,858,950
Equity compensation plans not approved by security holders	—	—	—	—
Total	72,740,966	$34.36	25,117,894	97,858,950
Percent of Outstanding Shares	6.7%		2.3%	9.0%

The Corporation has a long-standing policy of awarding stock options to its Service Providers under the Amended Compiled and Restated Employee Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group. At the shareholder meeting held on May 6, 2010 the SOP was amended to a "rolling 9%" plan whereby the aggregate number of Common Shares that may be available for issuance from time to time under the Plan as approved by shareholders shall not exceed 9% of the Common Shares. The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by Options which have been exercised shall be available for subsequent grants under the SOP. Pursuant to the rules of Toronto Stock Exchange, such plans must be presented to the shareholders every three years to obtain approval of stock options unallocated at that time. On May 2, 2013 the Corporation received approval from the shareholders of the unallocated stock options. The unallocated stock options pursuant to the SOP as amended must be re-approved by the shareholders on or before May 2, 2016.

The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. The aggregate number of Common Shares so available for issuance under the SOP to any one person shall not exceed 5% of the outstanding issue of Common Shares. The aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options granted to insiders at any time shall not exceed 9% of the outstanding issue of Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding issue of Common Shares.

If an Optionee ceases to be a Service Provider to the Corporation for any reason other than death, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee shall die while being a Service Provider to the Corporation any unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the SOP. Any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than the end of twelve months from date of death.

Shareholders authorized management to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation's securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.

Other than the approval of the unallocated options received from the shareholders at their meeting on May 2, 2013 no other amendments have been made to the SOP during 2013.

As at March 19, 2014, the number of Common Shares issuable pursuant to the SOP approved by the shareholders is:

	Number of Securities	Percent of Outstanding Common Shares
To be issued upon exercise of outstanding options	67,026,141	6.1
Available for future issuance	31,207,271	2.9
Total number of securities issuable	98,233,412	9.0

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation entered into a contract of liability insurance in the amount of US$200,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. The policy expiring March 1, 2015 was purchased for a premium of US$774,000. There is no deductible for this coverage.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any director, any proposed nominee for director or officer of the Corporation or its subsidiaries, any person beneficially owning, or controlling or directing directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's annual and quarterly financial statements and annual and quarterly management's discussion and analysis ("MD&A"). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting "foreign private issuer" under the Securities Act of 1933, as amended, in the United States ("US") and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its management information circular and annual information form ("AIF") with the various securities commissions in such provinces and with the SEC in the US. The Corporation's most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation's website at www.cnrl.com and on SEDAR at www.sedar.com under the name Canadian Natural Resources Limited. The Corporation's filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40-F, can be accessed on EDGAR at www.sec.gov.

Printed copies of the Corporation's financial statements and MD&A, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

Corporate Secretary of the Corporation at:
2500, 855 - 2nd Street S. W.
Calgary, Alberta T2P 4J8

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 19th day of March 2014.

III. SCHEDULES TO THE INFORMATION CIRCULAR

SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 19, 2014

CANADIAN NATURAL RESOURCES LIMITED
(the "Corporation")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

The Board of Directors (the "Board") continually evaluates the corporate governance policies, practices and procedures of the Corporation. Regulatory changes and trends relating to corporate governance are continually monitored by the Board and the Board will take the appropriate action accordingly. The following describes the Corporation's corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58-101, National Policy 58-201 and the New York Stock Exchange Listing Standards applicable to foreign private issuers.

Director Independence

The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has reviewed its standing committee memberships to ensure the Audit, the Compensation and the Nominating, Governance and Risk Committees are constituted with all independent directors pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the New York Stock Exchange ("NYSE") Listing Standards and to ensure the Health, Safety and Environmental and the Reserves Committees are constituted with a majority of independent directors.

For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and, (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating, Governance and Risk Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating, Governance and Risk Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate, will be considered independent directors.

Nine of the 12 director nominees proposed by management for election are independent as determined by the Nominating, Governance and Risk Committee and the Board and pursuant to the independent standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards. Ms. C. M. Best and Messrs. T. W. Faithfull, G. A. Filmon, C. L. Fong, G. D. Giffin, W. A. Gobert, F. J. McKenna, E. R. Smith and D. A. Tuer have all been affirmatively determined as having no material relationship with the Corporation and to be independent using the above criteria. The three remaining Directors, Messrs. N. M. Edwards, S. W. Laut who, as part of the senior management committee of the Corporation and Mr. K. A. J. MacPhail through a familial relationship with the former Chair of the Board, have been determined by the Nominating, Governance and Risk Committee and the Board to be non-independent.

The following table illustrates the independent status of each director nominee. The proposed nominees consist of 9 nominees out of 12 (75%) being independent.

	Independent No Material Relationship	Related	Management	Reason for Non-independent Status
Catherine M. Best	X			
N. Murray Edwards			X	Member of Corporate Management Committee
Timothy W. Faithfull	X			
Honourable Gary A. Filmon	X			
Christopher L. Fong	X			
Ambassador Gordon D. Giffin (Lead Director)	X			
Wilfred A. Gobert	X			
Steve W. Laut			X	Member of Corporate Management Committee
Keith A. J. MacPhail		X		Familial relationship to former Chairman of the Board who left the Corporation April 2, 2012.
Honourable Frank J. McKenna	X			
Dr. Eldon R. Smith	X			
David A. Tuer	X			

The Board of Directors functions independently of management and appoints the Chair. The Chair is considered non-independent. In 2013 the Board of Directors re-appointed Ambassador Gordon D. Giffin, Chair of the Nominating, Governance and Risk Committee, independent Lead Director.

Lead Director

The Lead Director ensures that the Board is able to function independent of management. The Lead Director also chairs periodic meetings of the non-management directors including the in-camera meetings held at each Board meeting and reports to the Board as appropriate. In addition and among other things the Lead Director serves as principal liaison between the independent directors and the Chairman. The Lead Director is elected annually by a vote of the independent directors in conjunction with the Corporation's annual meeting of shareholders.

Other Issuer Directorships

The Board has not formerly adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under "Election of Directors" beginning on page 4.

Executive Sessions of Board and Committee Meetings

Prior to the termination of each Board meeting, the non-management directors meet in executive session chaired by the Lead Director without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management directors in consultation with the Chair of the Board and Lead Director. In addition, at each meeting of a Board committee, each committee schedules an executive session without the presence of management. The Audit Committee also meets in-camera, without management present, with the internal auditors of the Corporation and the Corporation's independent auditors at each meeting the internal auditors and the independent auditors are in attendance. The independent members of the Reserves Committee also meet in-camera, without management present, with the Corporation's independent reserves evaluators at each meeting the independent reserves evaluators attend.

Average attendance rate in 2013 for all Board meetings held during the year is 99%. For more detailed information regarding the number of Board and Board committee meetings held during 2013 and the attendance of the directors at these meetings, refer to the table under "Election of Directors" beginning on page 4.

Board and Committee Mandate

The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long term shareholder value. The role and responsibilities of the Chair and the Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of 16 members of the senior management group including the Chair of the Board and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation's corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management's responsibilities and establishes annual corporate objectives which management is responsible for meeting.

The Board's mandate is set out as Schedule "B" to this Information Circular which outlines in detail the responsibilities of the Board.

Audit Committee

Each member of the Audit Committee is independent. The Audit Committee's primary duties and responsibilities as stated in its charter include to:

a) ensure that the Corporation's management implemented a system of internal controls over financial reporting and monitors its effectiveness;

b) monitor and oversee the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

c) review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

d) select and recommend to the Board for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

e) monitor the independence, qualifications and performance of the Corporation's independent auditors;

f) oversee the audit of the Corporation's financial statements;

g) monitor the performance of the internal audit function;

h) establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters;

i) provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and,

j) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of present and former external auditors.

Audit Committee Financial Expert

All of the members of the Corporation's Audit Committee are financially literate. Ms. C. M. Best who is chair of the Audit Committee qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The Corporation's Annual Information Form contains additional information on the Audit Committee and its members under the section entitled "Audit Committee Information" which includes a full transcript of the Audit Committee Charter.

Compensation Committee

The Board has constituted the Compensation Committee as a standing committee of the Board of Directors to review and approve the Corporation's compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.

In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including:

- the expertise and experience of the individual;

- the overall performance of the Corporation; and

- an evaluation of peer-company market data.

In addition, the Committee also periodically discuss with external independent compensation consultants to review:

  (i) processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

 (ii) compensation trends within the Corporation's geographic area;

(iii) common practices used by companies to compensate employees;

(iv) other trends in compensation practices for incentivizing and compensating employees; and,

 (v) other emerging corporate governance practices in executive compensation such as development of "clawback" provisions in executive compensation programs.

The Compensation Committee is comprised entirely of independent directors. Members of the Compensation Committee are identified in this Information Circular as signatories to their Letter to Shareholders and in the table under "Election of Directors". The Compensation Committee's primary duties and responsibilities as stated in its charter include to:

a) review and approve the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives and organizational performance; and (iv) provides competitive compensation opportunities;

b) selection and retention of compensation consultants and approval of their fees and services to be provided;

c) consider the implications of the risks associated with the Corporation's compensation policies and practices as they relate to executive compensation;

d) approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

e) review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation's management resources, structure, succession planning, development and selection process as well as the performance of key executives;

f) review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and, the Corporation's pension plan which was acquired at the time of the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies. The Compensation Committee will also review the administration of all equity plans the Corporation may establish;

g) review management's Compensation Discussion and Analysis of executive compensation for inclusion in the Information Circular of the Corporation; and,

h) periodically review and recommend to the Board appropriate compensation for the independent Lead Director of the Board.

Health, Safety and Environmental Committee

The Health, Safety and Environmental Committee is comprised of a majority of independent directors and is chaired by an independent director. The Health, Safety and Environmental Committee's primary duties and responsibilities as stated in its charter include to:

a) generally ensure that the management of the Corporation has designed and implemented effective health, safety and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof;

b) generally ensure that the management of the Corporation has designed and implemented an effective voluntary employee wellness program that is available to all employees and which promotes and encourages healthy living choices by employees;

c) monitor the Corporation's performance in the areas of health, safety and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates;

d) review quarterly the key performance indicators for health and safety, asset integrity and environmental performance against goals, objectives and targets in those areas and on a periodic basis, actions and initiatives undertaken to mitigate related risk.

e) assess the impact of proposed or enacted laws and regulations related to health, safety and environment in those jurisdictions where the Corporation operates; and,

f) review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

Nominating, Governance and Risk Committee

The Board has constituted the Nominating, Governance and Risk Committee to annually conduct a self-assessment of the Board's performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating, Governance and Risk Committee. Prospective new director nominees are interviewed by the Chair of the Nominating, Governance and Risk Committee and the Chair of the Board and considered by the entire Nominating, Governance and Risk Committee for recommendation to the Board as potential nominee directors.

The matrix below illustrates the mix of experience, knowledge and understanding possessed by the members of the Board in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

Experience Description	Directors with relevant experience
Accounting/Finance	5
Executive Leadership/Compensation	11
Economics/Business	11
Engineering/Technical	5
Governance	8
Government/Regulatory	8
Health, Safety/Environmental	8
International Business	5
Law	2
Oil and Gas Industry	8
Risk Management	9

The Nominating, Governance and Risk Committee also reviews periodically the adequacy and structure of directors' compensation and makes recommendations to the Board designed to ensure the directors' compensation realistically reflects the responsibilities, time commitments and risks of the directors.

The Nominating, Governance and Risk Committee is composed entirely of independent directors. Members of the Nominating, Governance and Risk Committee are identified in this Information Circular in the table under "Election of Directors". The Nominating, Governance and Risk Committee's primary duties and responsibilities as stated in its charter include to:

a) provide assistance to the Board and the Chair of the Board in the area of review and consideration of developments in corporate governance practices;

b) recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

c) provide assistance to the Board and the Chair of the Board in the area of Nominating, Governance and Risk Committee selection and rotation practices;

d) provide assistance to the Board and the Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;

e) annually evaluate the performance of each Director;

f) identify individuals qualified to become Board members with the Chair of the Board and recommend to the Board, director nominees for the next annual meeting of shareholders;

g) review and recommend periodically to the Board, the Corporation's compensation for directors of the Corporation;

h) review significant enterprise risk exposures not delegated to other Board committees and steps management has taken to monitor, control and report such exposures.

i) review annually the Corporation's Code of Integrity, Business Ethics and Conduct policy; and

j) review annually the Corporation's Board of Directors Corporate Governance Guidelines.

Reserves Committee

The Reserves Committee is comprised of a majority of independent directors and is chaired by an independent director. The Reserves Committee's primary duties and responsibilities as stated in its charter include to:

a) generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves;

b) appoint the independent evaluating engineers and approve their remuneration; and,

c) report to the Board on the Corporation's petroleum and natural gas reserves and recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves for filing with the regulatory authorities.

Director Orientation

The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation's business, current issues, and corporate strategies. They also receive a Director's Manual which contains the Information Circular, annual report, press releases, Annual Information Form and Form 40-F. They receive a copy of the Corporation's Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director's duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position of the Corporation, business risks, employee compensation, business conduct philosophies, and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.

Director Education

The Corporation provides ongoing continuous education programs through key business area presentations, monthly business updates and operations site visits as appropriate. In 2013 detailed presentations to the Board were conducted on the Corporation's Baobab Phase 3 development project in Offshore Africa; the Murchison Field decommissioning project; the status of natural gas production in North America; the status of North America natural gas storage levels; the U.S based demand for electricity; the North America crude oil transportation logistics, transportation options available to producers and demand for refinery capabilities; and, the economics of processing LNG domestically. Each Director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a Director. Each Director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and to provide ongoing guidance and direction to management.

Board and Committee Assessment

The Nominating, Governance and Risk Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self-assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating, Governance and Risk Committee a presentation and a detailed written report of the responses to the questionnaire and an analysis of those responses. The independent management consultant attends at a meeting of the Nominating, Governance and Risk Committee to present their report, address any questions the Nominating, Governance and Risk Committee may have and make recommendations as appropriate. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant constitutes part of the report to the full Board. The Nominating, Governance and Risk Committee present the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.

Director Retirement Policy

The Board of Directors established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age of 75 cannot stand for election to the Board. The retirement policy is reviewed periodically by the Nominating, Governance and Risk Committee.

Ethics Policy

The Board of Directors has adopted a written code for the directors, officers and employees of the Corporation and contractors entitled The Code of Integrity, Business Ethics and Conduct (the "Code"). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards relating among other things to restrictions on gifts and entertainment and adherence to local laws and regulations in the communities in which we do business, conflicts of interest, communication, the treatment of confidential information, privacy practices, financial integrity, environmental management, health and safety, and, trading in the Corporation's securities. The Code is designed to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by the Corporation's Code of Integrity, Business Ethics and Conduct.

The Nominating, Governance and Risk Committee reviews the Code annually to ensure it addresses appropriate topics, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating, Governance and Risk Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.

Each new employee must also sign an acknowledgement form upon hire, acknowledging that they have received a copy of the Code, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or known potential conflicts of interest that may exist.

Annually a reminder with a copy of the Code is sent out to all employees reminding them of the importance of adhering to the spirit and intent of the Code and how a copy can be acquired or referenced at any time. In addition, annually, each director and officer must acknowledge in writing the Code and confirm they are familiar with it, understand it and that they are not in breach of any of its principles nor were granted any waivers for compliance with the Code in whole or in part.

Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with the Code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee chair, also receives reports of any financial or accounting issues raised through the Corporation's anonymous toll-free hot-line.

No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board's knowledge, there has been no departure from the Code in the conduct of any director or executive officer.

Any waivers to the Code must be approved by the Board of Directors and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any director, officer or employee.

Copies of the Code can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information" on page 39.

Independent Judgment of Directors

To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have a material interest, the director or executive officer with the material interest must declare such material interest and would be excused from that portion of the meeting. After management's presentation has been made and all questions have been answered to the satisfaction of the disinterested directors, the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.

The New York Stock Exchange Corporate Governance Listing Standards

The Corporation, as a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934 as amended (the "Exchange Act")) listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) for the audit committee to meet the requirements of Rule 10A-3 of the Exchange Act; (ii) the requirement (Section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (Section 303A.12(b)) for the Corporation's CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement (Section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation's compliance with audit committee requirements of Rule 10A-3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member's independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between the Corporation's current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation's annual report to shareholders.

SCHEDULE "B" TO INFORMATION CIRCULAR DATED MARCH 19, 2014

CANADIAN NATURAL RESOURCES LIMITED
(the "Corporation")

BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in meeting its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

BOARD RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:

1. monitor the effectiveness of management policies and decisions including the creation and execution of its strategies;
2. review, and, where appropriate, approve the Corporation's major financial objectives, plans and actions;
3. with the assistance of its standing committees, the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
4. succession planning; including appointing, training and monitoring senior management;
5. a communication and disclosure policy for the Corporation; and,
6. the integrity of the Corporation's internal control and management information systems.

COMPOSITION OF THE BOARD

Criteria for Board of Directors

The Nominating, Governance and Risk Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject ("Independent Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities.

Election of Directors by Shareholders

Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives in an uncontested election, a greater number of votes withheld than votes cast in favour of the

election of the director nominee, shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee.

Independence

As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine that an individual is independent, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating, Governance and Risk Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating, Governance and Risk Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's Information Circular.

Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent".

Size of the Board

The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating, Governance and Risk Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

Lead Director

The non-management Directors shall designate one non-management Director to serve in the capacity of Lead Director for the purposes outlined in the terms of reference for the Lead Director or for other responsibilities that the independent Directors might designate from time to time.

Other Company Directorships

The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating, Governance and Risk Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

Directors are expected to advise the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company.

Term Limits

The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.

Retirement Policy

Under the Board's retirement policy Directors will not stand for re-election after reaching the age of 75. The Nominating, Governance and Risk Committee has the responsibility to evaluate annually the effectiveness of each Director.

DIRECTOR RESPONSIBILITIES

Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director's responsibilities. Accordingly, a Director is expected to regularly attend a minimum of 75% of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

New members of the Board shall be provided an orientation which includes background information about the Corporation's business, current issues, corporate strategies, general information about the Board and committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

The Chair of the Board will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

At the invitation of the Board, members of senior management and independent advisors recommended by the Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

Immediately following the termination of each regularly scheduled Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Lead Director. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and the Lead Director.

BOARD COMMITTEES

The Board has established five (5) standing committees to assist the Board in fulfilling its mandate:

1. Audit Committee;

2. Compensation Committee;

3. Nominating, Governance and Risk Committee;

4. Reserves Committee; and

5. Health, Safety and Environmental Committee.

The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

The Audit Committee, the Compensation Committee and the Nominating, Governance and Risk Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety and Environmental Committee shall be an Independent Director.

Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating, Governance and Risk Committee, based upon consultations with the members of the Board and the Chair.

The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.

BOARD EVALUATION

The Nominating, Governance and Risk Committee will sponsor an annual self-assessment of the Board's performance, Directors' performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating, Governance and Risk Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating, Governance and Risk Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

DIRECTOR COMPENSATION

Senior management of the Corporation shall report periodically to the Nominating, Governance and Risk Committee on the status of the Corporation's Directors' compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating, Governance and Risk Committee will recommend any changes in Director compensation to the Board for approval.

Director's fees are the only compensation an Audit Committee member may receive from the Corporation.

SHARE OWNERSHIP

Directors are required to acquire and hold Common Shares of the Corporation equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

Directors are required to confirm annually for the Corporation's Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

EVALUATION OF SENIOR MANAGEMENT

Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation's on-going program for management development.

DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

PUBLIC COMMUNICATIONS

Management speaks for the Corporation and is responsible for communications with the press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation's Management Committee.

COMMUNICATION WITH THE BOARD

The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate with the Board or any specific director may contact the Board or such specific director at the head office of the Corporation at the following address:

Canadian Natural Resources Limited
C/O Corporate Secretary
#2500, 855 - 2nd St. S. W.
Calgary, Alberta
T2P 4J8

Depending on the subject matter, the Corporate Secretary will:

• Forward the communication to the director to whom it is addressed;

• Refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or

• Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

The Nominating, Governance and Risk Committee will periodically assess the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies' regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

The Nominating, Governance and Risk Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

MERRILL
CORPORATION CANADA

Printed in Canada
14-6843-0